EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.   Name and Address of Company

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8

2.     Date of Material Change

        March 6, 2013

3.            News Release

The news release attached as Schedule "A" hereto was disseminated on March 6, 2013 through Canada Newswire and PR Newswire.

4.   Summary of Material Change

Ballard Power Systems Inc. ("Ballard") announced the signing of an agreement with Volkswagen Group for a major Engineering Services contract to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is for 4-years, with an option for a 2-year extension. The expected contract value is in the range of C$60-100 million.

5.1           Full Description of Material Change

For full details see a copy of Ballard's news release dated March 6, 2013 attached as Schedule "A" hereto and the technology development agreement between Ballard and Volkswagen AG attached as Schedule "B" hereto.

5.2           Disclosure for Restructuring Transactions

Not Applicable.

6.   Reliance on subsection 7.1(2) of National Instrument 51-102

      This report is not being filed on a confidential basis.

7.    Omitted Information

       Not applicable.

8.    Executive Officer

       Kerry Hillier, Corporate Secretary
       Telephone:  (604) 454-0900
       kerry.hillier@ballard.com

9.    Date of Report

       March 15, 2013

Schedule A

Please see attached.

Ballard Signs Long-Term Engineering Services
Contract To Advance Volkswagen AG Fuel Cell
Automotive Research Program

●    Expected contract value of C$60-100 million

For Immediate Release – March 6, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced signing of an agreement with Volkswagen Group (www.volkswagenag.com) for a major Engineering Services contract to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is for 4-years, with an option for a 2-year extension. The expected contract value is in the range of C$60-100 million.

Dr. Juergen Leohold, Head of Group Research at Volkswagen AG said, “This research agreement with Ballard demonstrates our commitment to the development of clean energy fuel cell transportation alternatives. I anticipate accelerating our automotive fuel cell program as a result of this collaborative effort, which will bring together additional fuel cell skills and expertise in both organizations.”

Work will involve the design and manufacture of a next-generation fuel cell for use in Volkswagen HyMotion demonstration cars. Ballard engineers will lead critical areas of fuel cell product design – including the membrane electrode assembly (MEA), plate and stack components – along with testing and integration work.

“The announcement of this research agreement with Volkswagen Group, a recognized global leader, is a major step for Ballard both strategically and financially,” said John Sheridan, Ballard President and CEO. “It represents a tremendous ramp-up in our Engineering Services business following the recent expiration of the five year automotive non-compete agreement. Ballard’s focus with Volkswagen in this new automotive fuel cell research program will parallel our continuing work in commercial fuel cell markets for backup power and material handling — enhancing product durability and performance while radically reducing product costs.”

Over the past several years, Ballard has made significant advances in its commercial fuel cell products, with average product cost reductions of 60% and increases in product durability. Sales of Ballard’s clean energy fuel cell products have also been accelerating, with a 30% cumulative annual growth rate (CAGR) in revenue since 2010.

Additional details regarding the agreement between Ballard and Volkswagen will be filed by Ballard in a Material Change Report which will be available on SEDAR at www.sedar.com.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Ballard Signs Long-Term Engineering Services
Contract To Advance Volkswagen AG Fuel Cell
Automotive Research Program

●   Expected contract value of C$60-100 million

This release contains forward-looking statements concerning revenues, product development activities, anticipated product improvements and cost reductions. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

Schedule B
Please see attached.

REDACTED

VOLKSWAGEN AG

and

BALLARD POWER SYSTEMS INC.

TECHNOLOGY DEVELOPMENT AGREEMENT

as of

March 1, 2013

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
THE WORK - THE VW PROGRAM PLAN

ARTICLE 3
CHANGE MANAGEMENT PROCESS

ARTICLE 4
PAYMENT FOR THE WORK

ARTICLE 5
CRITICAL MILESTONE EVALUTION PRODECURE

ARTICLE 6
CRITICAL MILESTONE FAILURE

ARTICLE 7
ADVISORY COMMITTEE

ARTICLE 8
INTELLECTUAL PROPERTY

ARTICLE 14
MISCELLANEOUS

ADDENDA

TECHNOLOGY DEVELOPMENT AGREEMENT

This Technology Development Agreement is made effective as of March 1, 2013

BETWEEN:

> **VOLKSWAGEN AG,** a company existing under the laws of the Federal Republic of Germany
>
> **("VW")**

AND:

> **BALLARD POWER SYSTEMS INC.**, a company existing under the laws of Canada
>
> **("Ballard")**

WHEREAS VW and Ballard, each acting in its own interest, contemplate the development of **Fuel Cell Systems** for **Vehicular Applications**, and in that connection the acquisition by VW from Ballard of relevant **Fuel Cell** technology to be developed by Ballard, on the terms and conditions set out in this **Agreement**;

WHEREAS VW will be responsible for integrating the Ballard developed **Fuel Cell** technology into its **BOP** located in Germany;

WHEREAS VW will be trained on the Ballard developed **Fuel Cell** technology by way of participating in its development by and within the control of Ballard;

WHEREAS VW will own the Ballard developed **Fuel Cell** technology;

WHEREAS VW will have a limited license to **Ballard Background IP** that will be royalty-free for research purposes and subject to a royalty for commercialization purposes;

WHEREAS Ballard will have a royalty-free license of the **Arising IP** for certain applications not pertinent to VW's business;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Defined Terms

As used in this **Agreement**, the following terms have the following meanings:

"Accounting Principles" has the meaning set out in Section 1.7.

"**Advisory Committee**" has the meaning set out in Section 7.1.

"**Affiliate**" of a particular **Person** means a **Person** that, directly or indirectly, **Controls**, is under common **Control** with, or is **Controlled** by, the specified **Person**.

"**Agreement**" means this technology development agreement (including the Schedules hereto) as the same may be supplemented or amended from time to time.

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"**Appraisal Process**" has the meaning set out in Section 8.7(4)(d)(ii).

"**Appraiser**" and "**Appraisers**" have the meanings set out in Section 8.7(4)(e)(i).

"**Arising IP**" means **Ballard Arising IP** and **Joint Arising IP.**

"**Assumption Deadline**" has the meaning set out in Section 9.1(2).

"**Automotive OEM**" means an **OEM** the primary business of which is the manufacture of **Vehicles**.

"**Auxiliary Power Unit Application**" or "**APU**" means a system in a **Vehicle** that incorporates a **Fuel Cell** but which does not provide propulsion power or power to charge an electric storage unit of the propulsion system.

"**Background IP**" means **Ballard Background IP** or **VW Background IP**, as the case may be.

"**Ballard Background IP**" means all **Intellectual Property Rights** relating to **Fuel Cells**, **BOP** and **Fuel Cell Systems** held by Ballard, by any other member of the **Ballard Group** or by **BDF Holdings** as at the date of this **Agreement**.

"**Ballard Arising IP**" means all **Intellectual Property Rights** developed, created or conceived by any member of the **Ballard Group** or by any **Subcontractor** and arising from the **Work** during the **Term**, but, for greater certainty, excluding **Ballard Background IP** and **Ballard Sideground IP**.

"**Ballard Commercial License**" means the license set out in Section 8.7(1).

"**Ballard Core Know-How**" has the meaning set out in Part C of Schedule "H".

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"**Ballard Group**" means, at any particular time, Ballard and any **Person** that is an **Affiliate** of Ballard at such time.

"Ballard Indemnitees" means each of the **Ballard Group** members and their respective directors, officers, employees and agents.

"Ballard Licensed IP" has the meaning set out in Section 8.6(1).

"Ballard Licensed Patents" means the patent applications and patents of Ballard covering the **Background IP** and/or **Sideground IP** of Ballard, to the extent such patent applications and patents are licensed by VW from Ballard pursuant to Section 8.7 of the **Agreement**.

"Ballard Licenses" means the **Ballard R&D License** and the **Ballard Commercial License**.

"Ballard Non-Stationary Background IP" means (a) (i) all **Patent Rights** relating to **Fuel Cells**, **BOP** and **Fuel Cell Systems** held by any member of the **Ballard Group** or by **BDF Holdings** as at the date of this **Agreement** and (ii) all **Patent Rights** in respect of which Ballard has, at the date of this **Agreement**, the right to license to VW in respect of any or all **Non-Stationary Applications**, all as set out in Schedule "D"; and (b) all **Know-How** relating to **Fuel Cells**, **BOP** and **Fuel Cell Systems** held by any member of the **Ballard Group** or by **BDF Holdings** as at the date of this **Agreement** excluding any and all **Ballard Core Know-How**.

"Ballard R&D License" means the licenses set out in Section 8.6(1).

"Ballard Representative" means any **Representative** of Ballard.

"Ballard Sideground IP" means all **Intellectual Property Rights** of any member of the **Ballard Group** relating to **Fuel Cells**, **BOP** and **Fuel Cell Systems** arising during the **Term**, independent of and not arising from the **Work** or from any **Confidential Information** provided to Ballard by or on behalf of VW.

"Ballard Technical Employee" has the meaning set out in Section 2.2(4).

"Ballard Worker" means an employee of Ballard or an employee of any of Ballard's **Affiliates** or **Subcontractors**.

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"BDF Holdings" means BDF IP Holdings Ltd., a company existing under the laws of Canada.

"BOP" (Balance of Plant) means the components, devices, materials, processes and subsystems assembled or designed for assembly around a **Fuel Cell**, including:

(i) fuel supply subsystem;

(ii) air supply subsystem;

(iii) **Fuel Cell** systems controls;

(iv) power distribution subsystem; and

(v) **Fuel Cell** system component enclosures for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/ electromagnetic interference (EMC/EMI) protection;

which, together with a **Fuel Cell**, takes fuel and delivers electricity for an application but, for greater certainty, excludes every item included in the definition of **Fuel Cell**.

"Business Day" means any day which is not a Saturday, Sunday or a day on which banks are not open for business in Wolfsburg, Germany or in Vancouver, British Columbia, Canada.

"Calendar Month" means an integral, calendar month, commencing on the first day and concluding on the last day of that month.

"Calendar Quarter" means the respective periods of three (3) consecutive **Calendar Months** ending on March 31, June 30, September 30 and December 31.

"Calendar Year" means each successive period of twelve (12) **Calendar Months** commencing on January 1 and ending on December 31.

"Change" has the meaning set out in Section 3.1(1).

"Change Management Process" means the change management process set out in Schedule "B".

"Change of Control" has the meaning set out in Section 4.6(2).

"Claim" means any suit, action, proceeding, claim or demand.

"Commercial Notification" has the meaning set out in Section 8.7(1).

"Commercialize" has the meaning set out in Section 8.7(1).

"Confidential Information", without limiting the generality of the generally accepted meaning of the term, includes all information and data relating to this **Agreement**, the **Work** and each **Party** (including, for this purpose, its **Affiliates**), including its assets, operations, methods of operating, customers, affairs, processes, personnel, prospects and plans and including non-published **Intellectual Property Rights**, **Know-How**, business opportunities, and customer, financial, production, scientific and technical data and information, whether written, electronic, digital, graphic, visual, oral or otherwise, as well as samples or specimens thereof, howsoever or whensoever obtained by each **Party** or **Representative** thereof, together with all analyses, compilations, notes, data, studies or copies thereof. For the purposes of this **Agreement**, **Confidential Information** of VW includes all

Arising IP and such **Arising IP** shall not be construed as **Confidential Information** of Ballard for the purposes hereof.

"Control" of a corporation, limited liability company, other body corporate or other entity by a **Person** only occurs, for the purposes of this **Agreement**, if:

(i) securities of the corporation, limited liability company, other body corporate or other entity to which are attached 50% or more of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that **Person**, or

(ii) the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) of the corporation, limited liability company, other body corporate or other entity.

"Critical Milestone" means a critical milestone identified as such in the **VW Program Plan.**

"Critical Milestone Date" has the meaning set out in the **VW Program Plan**.

"Critical Milestone Deliverable" means any **Product, Material** or **Work Product** that is required to be delivered on any **Critical Milestone Date** in accordance with the **VW Program Plan**.

"Deliverable" means any **Product, Material** and/or **Work Product** that is required to be delivered by Ballard to VW under this **Agreement** (including, for greater certainty, under Schedule "H") and/or the **VW Program Plan**.

"Demonstration Vehicle" means any **Vehicle** that any member of the VW Group sells or leases to an independent **Third Party** for public, commercial end use for the purposes of evaluating the commercial viability of or interest in a **Vehicle** powered, in whole or in part, by a **Fuel Cell** and/or **Fuel Cell System**.

"Dispute" has the meaning set out in Section 13.1.

"Documents" has the meaning set out in Section 4.8.

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"Estimated Program Costs" means, subject to Section 4.10(1), the estimated costs and expenses of the **VW Program Plan**, including **Labour Fees**, the cost of the **Materials** and **Products** and any other costs and all expenses incurred by Ballard in connection with the **Work**, as set out in Part A6 of the **VW Program Plan** and as updated from time to time in accordance with Section 4.2.

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"Force Majeure" means an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the **Party** claiming **Force Majeure** and which, by the exercise of due diligence the **Party** claiming **Force Majeure** is unable to prevent or overcome, including acts of god, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any governmental authority (so long as the **Party** claiming **Force Majeure** has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint by such governmental authority); provided, however, that a **Party's** own lack of funds will not constitute **"Force Majeure"** in respect of such **Party**.

"Fuel Cell" means a proton exchange membrane fuel cell or fuel cell stack and components, devices, materials, processes and subsystems thereof necessary or desirable for the functioning of, and comprising part of, the fuel cell or fuel cell stack, including:

(i) membrane electrode assemblies;

(ii) plates with flow fields for fuel, oxidant and/or coolant;

(iii) seals and compression hardware;

(iv) stack enclosures for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/electromagnetic interference (EMC /EMI) protection; and

(v) electrical and mechanical interfaces.

"Fuel Cell System" means a system, consisting of a **Fuel Cell** and a **BOP**, that takes fuel and delivers electricity for an application, and such system's components, devices, materials, processes and subsystems.

"Group" means the **Ballard Group** and/or the **VW Group** as the circumstances may require.

"IFRS" means International Financial Reporting Standards, at the relevant time.

"Improvements" means all updates, modifications, enhancements and improvements to **Intellectual Property Rights.**

"Indemnified Party" has the meaning set out in Section 9.1.

"Indemnifying Party" has the meaning set out in Section 9.1.

"Intellectual Property Rights" of a **Person** means that **Person's** right, title and interest in and to all inventions (whether or not reduced to practice and whether or not patentable), discoveries, designs, trade secrets, ideas, work, technology, innovations, creations, concepts, development drawings, diagrams, images, specifications and plans, research, analysis, experiments, data, formulas, compounds, compositions, methods, procedures, processes, systems, devices, software (including source code, object code, executables, macros, scripts and libraries), techniques and other forms of intellectual property rights (other than trademarks and trade names), including all **Patent Rights**, **Know-How**, trade secret rights, copyrights, moral rights, performance rights, industrial design rights and any other proprietary rights, whether registered or unregistered which may subsist anywhere in the world, and further including all applications for registration or issuance of any of the foregoing, all priority and convention rights in any of the foregoing, and all rights to file any such applications.

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"IP License" means any of the **Ballard Licenses** or the **VW License**.

"Invoice" has the meaning set out in Section 4.3(1).

"Joint Arising IP" means all **Intellectual Property Rights** arising from the performance of any work that is jointly conducted by the **Parties** or their respective **Representatives** under the **VW Program Plan** or as part of the **Work** during the **Term**, but, for greater certainty, excludes **Ballard Background IP**, **Ballard Sideground IP**, **VW Background IP** and **VW Sideground IP**.

"Key Program Personnel" means those named personnel employed by Ballard in connection with the **Work** and specifically identified in Schedule "G" from time to time.

"Key Surviving Provisions" has the meaning set out in Section 10.7(3).

"Know-How" of a **Person** means that **Person's** right, title and interest in and to all inventions (whether or not reduced to practice and whether or not patentable), discoveries, designs, trade secrets, ideas, work, technology, know-how, innovations, creations, concepts, development drawings, diagrams, images, specifications and plans, research, analysis, experiments, information, data, formulas, compounds, compositions, methods, procedures, processes, systems, devices and techniques whether or not proprietary or patentable, all to the extent not covered by **Patent Rights**, and whether stored or transmitted in oral, documentary, electronic or other form, including any **Products**, but does not include trademarks or trade names.

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"Labour Fees" means the fees for labour to be paid by VW to Ballard for the provision of the **Services**.

"Lead Representative" has the meaning set out in Section 7.1.

"Licensed Product" means a **Fuel Cell** or portion thereof covered by a **Valid Claim**, which **Fuel Cell** is for end use in a **Vehicle**.

"Losses" means any and all losses, liabilities, costs (including reasonable costs of legal counsel on a full indemnity basis and of other professional advisors and reasonable costs of investigating, defending and negotiating settlement of any applicable **Claim**), expenses, fines, penalties and damages, and interest thereon, whether incurred through judicial or administrative proceedings, settlement or otherwise.

"Materials" means all consumable materials used in connection with the **Work**.

"Month" means a period, which may or may not correspond to an integral calendar month, calculated from a day in one month to a day numerically corresponding to that day in the following month, less one day.

"Non-Stationary Application" means any application of a **Fuel Cell System** which is not a **Stationary Application**; and for greater certainty **Non-Stationary Application** includes any **Vehicular Application**.

"Non-Stationary Field" means the field consisting of **Non-Stationary Applications**.

"Non-Vehicular Field" means the field consisting of (i) **Stationary Applications** and (ii) **Non-Stationary Applications**, other than **Vehicular Applications**.

"Notice" has the meaning set out in Section 14.2; and **"Notify"** or **"Notification"** shall have corresponding meanings.

"OEM" means an original equipment manufacturer, together with its **Affiliates**.

"Owner" has the meaning set out in Section 8.3(1).

"Party" means either of VW and Ballard.

"Patent Rights" of a **Person** means that **Person's** right, title and interest in and to all pending patent applications and issued patents filed or capable of being filed in any country, region or jurisdiction throughout the world, including all provisionals, priority claims, regular applications, utility model applications, divisionals, continuations, continuations-in-part, registrations, renewals, patents of addition, re-examinations, supplementary protection certificates, extensions, confirmations, restoration of patent terms and reissues thereof, and all foreign counterparts of the foregoing.

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"Person" means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.

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"Products" means any and all goods and equipment to be supplied by Ballard in accordance with the **VW Program Plan** or otherwise created, developed, produced or supplied by Ballard and/or **Ballard Representatives** as part of the **Work**, including **Fuel Cells** (including prototypes) for VW's **Vehicular Applications** and any spare parts, test stations, environmental chambers, diagnostic test equipment and other goods and equipment which, in each case, are specifically set out from time to time in the **VW Program Plan**.

"Program Costs" means, subject to Section 4.10(1), the actual costs and expenses of, related to or contemplated in the **VW Program Plan**, including **Labour Fees**, the cost of the **Materials** and **Products** and any other costs and all expenses incurred by Ballard in connection with the **Work**.

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"Quarter" means a calendar quarter, provided, however, that the first **Quarter** of the **Term** will commence on (and include) the date of this **Agreement** and will end on (and include) the first to occur of March 31, June 30, September 30 or December 31 and the last quarter of the **Term** will commence on (and include) the first day after the last day of the previous **Quarter** and will end on (and include) the date on which this **Agreement** is terminated (or expires in accordance with its terms).

"Recoveries" has the meaning set out in Section 8.15(1).

"Related Lead Party" has the meaning set out in Section 9.1(1).

"Related Parties" means, in respect of any **Party**, it and its **Group** members, officers, directors, employees and agents.

"Representative" (a) with reference to a **Party**, means any **Affiliate** of that **Party** and any director, officer, employee or agent of that **Party** or of any **Affiliate** of that **Party** and (b) with reference to any **Subcontractor**, means any director, officer, employee or agent of that **Subcontractor** directly and actively engaged in, or providing **Services** in connection with, the **Work**.

"Required Test" means a test of the **Products** and/or **Materials** (as the case may be), whether conducted by Ballard or VW, the results of which are specified in the **VW Program Plan** as being used to determine if Ballard has achieved a **Target Specification**.

"Research & Development" has the meaning set out in Section 8.6(1).

"Resolution Period" has the meaning set out in Section 4.6(2)(a).

"Revocation Action" has the meaning set out in Section 8.13.

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"Services" means all **Services** to be provided by Ballard to VW under this **Agreement** and the **VW Program Plan**, including the engineering and technical services and support for the research, development, production and testing of the **Products** and any **Training Services**.

"Stationary Application" means any application of a **Fuel Cell System** in which such **Fuel Cell System** is designed to be attached to a fixed site, being land, a building or other immobile structure for extended use at that site, and includes stationary electrical power systems which are transportable for temporary site power supply.

"Stationary Field" means the field consisting of **Stationary Applications**.

"Subcontractor" means any **Third Party** that Ballard engages to perform any of the **Work.**

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"Target Specification" means a target specification to be achieved at a **Critical Milestone** as specified in the **VW Program Plan**.

"Term" has the meaning set out in Section 10.1.

"Territory" means any country or jurisdiction throughout the world.

"Third Appraiser" has the meaning set out in Section 8.7(4)(e)(v).

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"Third Party" in relation to a **Party** means a **Person** that is not an **Affiliate** of that **Party** and that is not a **Party**.

"Third Party Claim" has the meaning set out in Section 9.1.

"Training Services" has the meaning set out in Section 2.2(1).

"Treaty" has the meaning set out in Section 4.10(2).

"**Valid Claim**" means a claim of an issued and unexpired patent within the **Ballard Licensed Patents**, which (i) has not been revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal; or (ii) has not been abandoned, disclaimed, or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.

"**Vehicles**" means motorized non-rail-bound land vehicles (including passenger cars, vans, sport utility vehicles, light trucks, heavy trucks, buses, trolley-buses, emergency services vehicles (including medical, fire, police and security vehicles), motorcycles and motorized bikes), but excluding all-terrain vehicles (ATVs), and recreational off-road vehicles (ROVs), and vehicles and machinery designed for off-road use that perform a task other than transporting people or materials on roads, including materials handling equipment, golf carts, ground support equipment, agricultural equipment and construction equipment. For greater certainty, **Vehicles** (i) always includes passenger cars, vans, sport utility vehicles, light trucks, heavy trucks, buses, trolley-buses, emergency services vehicles (including medical, fire, police and security vehicles), motorcycles and motorized bikes, whether or not they are capable of off-road use and (ii) always excludes ATVs, ROVs and vehicles and machinery designed for off-road use that perform a task other than transporting people or materials on roads, including materials handling equipment, golf carts, ground support equipment, agricultural equipment and construction equipment, whether or not they are capable of on-road use.

"**Vehicular Application**" means any application of a **Fuel Cell** or a **Fuel Cell System** in which such **Fuel Cell** or **Fuel Cell System** is designed to be used in a **Vehicle**, including but not limited to any **Auxiliary Power Unit Application** for use in any such **Vehicle**.

"**Vehicular Field**" means the field consisting of **Vehicular Applications**.

"**VW Employee**" has the meaning set out in Section 2.2(3).

"**VW Group**" means, at any particular time, VW and any **Person** that is an **Affiliate** of VW at such time.

"**VW Improvement**" means any **Intellectual Property Rights** resulting from an **Improvement** to **Ballard Non-Stationary Background IP** or **Ballard Sideground IP** developed by VW during the **Term** under the **Ballard Licenses**.

"**VW Indemnitees**" means each of the **VW Group** members and their respective directors, officers, employees and agents.

"**VW License**" has the meaning set out in Section 8.9(1).

"**VW Patent**" means any issued patent making up any of **VW's Patent Rights** in the **Arising IP** or in any **VW Improvements**.

"VW Permitted Sublicensee" means any **Person** (i) in which VW holds directly or indirectly a participatory interest of at least 25% (whether by way of securities or otherwise) or that is an **Affiliate** of VW; and (ii) which is primarily focused on **Vehicular Applications**. *[commercially sensitive information redacted]*

"VW Program Plan" means the development plan for **Fuel Cells** for VW's **Vehicular Applications** as set forth in Schedule "A" to this **Agreement** and as may be amended from time to time in accordance with Article 3.

"VW Background IP" means all **Intellectual Property Rights** relating to **Fuel Cells**, **BOP** and **Fuel Cell Systems** held by VW or a member of the **VW Group** as at the date of this **Agreement**.

"VW Sideground IP" means all **Intellectual Property Rights** of any member of the **VW Group** relating to **Fuel Cells**, **BOP** and **Fuel Cell Systems** arising during the **Term**, independent of and not arising from the **Work** or from any **Confidential Information** provided to VW by or on behalf of Ballard.

"Work" means the provision of the **Products, Materials** and **Services**, and the generation of any of the **Work Product,** in accordance with the **VW Program Plan**.

"Work Product" means any concept, thing, act, requirement, or occurrence that is, or that is required to be, developed, provided, produced, delivered, fulfilled or occur pursuant to the **VW Program Plan**; and includes any documentation, designs, specifications, plans or reports, including operation, maintenance and training manuals, technical drawings, designs and specifications, models, project work and quality assurance plans, test plans, procedures and reports and other associated materials referred to or set out in or arising from the **VW Program Plan** but for greater certainty does not include any **Products** or **Materials** supplied to VW under the **VW Program Plan**.

Section 1.2 Schedules

The following Schedules to this **Agreement** form an integral part of this **Agreement**:

Schedule "A" *[commercially sensitive information redacted]*

Schedule "B" *[commercially sensitive information redacted]*

Schedule "C" *[commercially sensitive information redacted]*

Schedule "D" *[commercially sensitive information redacted]*

Schedule "E" *[commercially sensitive information redacted]*

Schedule "F" *[commercially sensitive information redacted]*

Schedule "G" *[commercially sensitive information redacted]*

Schedule "H" *[commercially sensitive information redacted]*

Schedule "I" *[commercially sensitive information redacted]*

Section 1.3 Gender and Number

Any reference in this **Agreement** to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.4 Headings, etc.

The provision of a table of contents, the division of this **Agreement** into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.5 Currency

All references in this **Agreement** to dollars or to "$" are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.6 Certain Phrases, etc.

In this **Agreement** (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation" and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". Unless otherwise specified, the words "Article", "Section" and other subdivision followed by a number or "Schedule" mean and refer to the specified Article, Section or other subdivision of, or Schedule to, this **Agreement**. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from but excluding" and the words "to" and "until" each mean "to and including".

Section 1.7 Accounting Terms

Wherever in this **Agreement** reference is made to **IFRS** or other similar terms ("**Accounting Principles**"), such reference will be deemed to be to such **Accounting Principles** from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable to Ballard as at the date on which such calculation is made or required to be made in accordance with **Accounting Principles**.

Section 1.8 References to Persons and Agreements

Any reference in this **Agreement** to a **Person** includes its legal representatives, successors and permitted assigns. Except as otherwise provided in this **Agreement**, any reference to this **Agreement** or any other agreement or document refers to this **Agreement** or such other agreement or document as the same may have been or may from time to time be amended, modified, extended, renewed, restated, replaced, supplemented or novated and includes all schedules to it.

Section 1.9 Statutes

Except as otherwise provided in this **Agreement**, any reference in this **Agreement** to a statute refers to such statute and all rules and regulations made under it as it or they may have been, or may from time to time be, amended, re-enacted or replaced.

Section 1.10 Non-Business Days

Whenever payments are to be made or an action is to be taken on a day which is not a **Business Day**, such payment must be made or such action must be taken on or not later than the next succeeding **Business Day**.

Section 1.11 Bold Face and Defined Terms

This **Agreement** sets out or purports to set out all **Defined Terms** in Section 1.1 in bold-face type throughout the text of the **Agreement**. To the extent that any **Defined Term** is not set out in bold face, it shall nonetheless be considered to be, and shall be interpreted as being, a **Defined Term** and shall be given the meaning set out in Section 1.1.

Section 1.12 General Interpretation

In this **Agreement**:

(a) the term "will" has the same meaning as "shall", and any reference to "will" is to be construed as "shall";

(b) when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded;

(c) words or abbreviations which have well known or trade meanings are used herein in accordance with their recognized meanings unless otherwise defined;

(d) unless otherwise specified, "days" means calendar days;

(e) any rule of construction that any ambiguities are to be resolved against the drafting **Party** shall not be employed in the interpretation of this **Agreement**;

(f) the terms "hereof", "hereunder", "herein", "hereby", "hereto", "thereunder" and similar expressions refer to this **Agreement** and not to any particular part, section or other portion hereof and include any agreement supplemental hereto; and

(g) to the extent there is any inconsistency between this **Agreement** and any of the Schedules attached to this **Agreement**, the provisions of this **Agreement** shall prevail.

ARTICLE 2
THE WORK - THE VW PROGRAM PLAN

Section 2.1 Performance of the Work

Upon execution of this **Agreement**, subject to Article 11, Ballard will commence and thereafter diligently pursue and continue the performance and completion of the **Work** *[commercially sensitive information redacted]*:

(a) with technically adequate and reasonable care, observing recognized rules and standards of technological research, and in a prudent, professional and orderly fashion and in a good and workmanlike manner;

(b) in accordance with all applicable laws (excluding any laws enacted after the date of this **Agreement** which require a change to the **Target Specifications**); and

(c) using all commercially reasonable efforts to seek to achieve the technology development goals, milestones, testing requirements and any other obligations set out in the **VW Program Plan**;

in each case, in accordance with, and subject to, the terms and conditions of this **Agreement**.

Section 2.2 Training and Exchange of Personnel

(1) Ballard will provide the training services described in Schedule "C" (the "**Training Services**").

(2) Ballard will professionally deliver the **Training Services**.

(3) *[commercially sensitive information redacted]*

(4) *[commercially sensitive information redacted]*

(5) Notwithstanding Section 2.2(3):

(a) *[commercially sensitive information redacted]*

(b) access of **VW Employees**, or any other authorized **VW Representatives**, to the Ballard premises will be restricted to those areas in which Ballard is performing **Work** under this **Agreement**;

(c) VW will not have any control over or right to use the Ballard premises other than the right of the **VW Employees,** or any other authorized **VW Representatives,** to participate in and observe the **Work** being performed by Ballard under this **Agreement**; and

(d) VW will not project its own commercial or other interests at or from Ballard's premises and will have no authority to direct **Ballard Workers.**

Section 2.3 Progress Reports and Final Report

(1) Ballard will, within twenty (20) **Business Days** following the last day of each **Quarter**, provide to VW's **Lead Representative:**

(a) a detailed written report on the progress of the **Work**, including particulars of any problems or delays encountered in the course of performing the **Work**, the efforts planned or undertaken to overcome such problems and to make up for such delays, and the projected impact of such problems and delays on the existing and future milestones and schedule; and

(b) a copy of any **Invoice**, in respect of such **Quarter**, delivered to VW in accordance with Section 4.3(1).

(2) Ballard will, within sixty (60) **Business Days** following the end of the **Term**, provide VW with a detailed written report for the **Work**, which shall include complete technical design documentation and specifications set out to a technically reasonable level of detail and which will provide sufficient information so as to enable VW to fully and clearly understand the analysis and results of the **Work**.

Section 2.4 Use of Affiliates

Ballard may from time to time, in its sole discretion, provide any or all of the **Work** through any **Affiliate** which is **Controlled** by Ballard. Ballard must **Notify** VW of the names of any such **Affiliates**. With each such **Affiliate**, Ballard must enter into a written agreement ensuring that such **Affiliate** will comply with the obligations of Ballard set out under this **Agreement** and protect the rights and interests of VW to the same extent as required of Ballard hereunder. A copy of each such agreement must be provided to VW within ten (10) **Business Days** following VW's request for any such copy.

Section 2.5 Subcontractors

(1) Subject to Section 2.5(2), VW acknowledges that Ballard intends to use **Subcontractors** to provide **Products, Materials** or **Services** to enable Ballard to perform some (but not all or substantially all) of its obligations under this **Agreement**. Ballard acknowledges and agrees that (a) any such **Subcontractor** shall be engaged by Ballard directly and not by any other member of the **Ballard Group** nor by any other **Subcontractor** and (b) Ballard will be fully responsible for the performance of its obligations (or failure to perform its obligations) under this **Agreement** including with respect to the **Products, Materials** and **Services** provided by such **Subcontractors** (or the failure of such **Subcontractors** to provide **Products, Materials** and **Services**). Ballard must **Notify** VW of the names of all such **Subcontractors**. Ballard shall be responsible for payment of its **Subcontractors** and shall be entitled to pass through those costs to VW in accordance with Article 4. With each such **Subcontractor**, Ballard must enter into a written agreement ensuring that such **Subcontractor** will fully comply with the obligations of Ballard set out under this **Agreement** and protect the rights and interests of VW to the same extent as required of Ballard hereunder. **Subcontractors** shall have no right to use or

subcontract to other **Subcontractors** or any member of the **Ballard Group**. A copy of each such written agreement must be provided to VW within ten (10) **Business Days** of execution. Ballard shall be the point of contact for VW. Ballard shall be responsible for duly supervising, managing and directing the activities and performance of its **Subcontractors** in connection with the **Work.** Ballard shall not appoint a **Subcontractor** without the prior written consent of VW.

(2) The **Parties** recognize that the basis by which VW has been drawn to engaging Ballard to perform and provide the **Work** is on the representation that Ballard and its **Affiliates** have sufficient, qualified and experienced employees available to carry out all or most of the **Work** including all material aspects of the **Work**. Ballard will accordingly use all commercially reasonable efforts to involve in the **Work** such employees of Ballard and its **Affiliates** as are reasonably necessary to carry out the **Work**.

Section 2.6 Provision of Personnel by Ballard

(1) Ballard shall at all times supply sufficient, fully competent workers to perform the **Work** in accordance with this **Agreement**. The **Ballard Workers** shall have experience, training, and expertise sufficient to perform and provide the **Work** in accordance with this **Agreement**. All costs and expenses associated with training and retraining **Ballard Workers** will be the responsibility of Ballard and shall be at no charge to VW.

(2) Except for changes in **Key Program Personnel** due to death, disability, resignation, termination for cause or leave of absence for medical purposes (a **"Personnel Transfer Event"**), Ballard will maintain the same **Key Program Personnel** who are assigned to the **Work** as provided for in the **VW Program Plan**. Ballard will not re-assign away from the **Work** any **Key Program Personnel** without the prior written consent of VW, such consent not to be unreasonably withheld.

(3) Upon the occurrence of any **Personnel Transfer Event** relating to any of the **Key Program Personnel**, Ballard will **Notify** VW of the same in writing and will thereafter consult with VW in connection with selecting and, if necessary, training any **Ballard Worker** to replace any such **Key Program Personnel**. Any **Person** selected by Ballard to replace any **Key Program Personnel** shall require the approval of VW, which approval shall not be unreasonably withheld. Any required transition of **Work** from any of the **Key Program Personnel** will be accomplished by Ballard in an orderly, efficient and professional manner, so as to minimize any disruption that may be experienced as a result of such transition.

(4) VW shall not be obligated or liable, under any circumstances whatsoever, to: (a) pay for, or keep in effect, any unemployment insurance, worker's compensation, hospitalization insurance, health insurance, medical insurance, dental insurance, disability insurance, life insurance or other insurance or pension coverage for the benefit of any **Ballard Workers**; (b) pay for any of the salary or income of any **Ballard Workers** (without relieving VW of its obligation to pay Ballard for the **Work** in accordance with this **Agreement**); (c) pay any fees or remuneration whatsoever to

any **Ballard Workers**; or (d) pay for or be responsible for any leave, vacation, overtime or any other payments which may be assessed against any **Ballard Representative** or **Subcontractor** under any statutory authority for the performance of the **Work**.

Section 2.7 Balance of Plant

For greater certainty, VW will be solely responsible for the research, design, development and manufacture in Germany of the **BOP** for VW's **Vehicular Application Fuel Cell Systems** that incorporate any **Product** or **Materials**.

Section 2.8 Services – Labour Fees

Any **Labour Fees** to be paid by VW to Ballard for the provision of **Services** shall be *[commercially sensitive information redacted]*. The foregoing rate shall only apply to **Ballard Workers** involved in the **Work** *[commercially sensitive information redacted]*. Accordingly, VW shall have no obligation or liability to pay any additional amount for or in respect of such costs, whether for secretarial, administrative, account or contract management, or for other executive or general services. For greater certainty, VW shall have no obligation or liability to pay for any time spent by **Ballard Representatives** in contract management, whether with **Ballard Representatives**, **Subcontractors** or VW.

Section 2.9 Services – Warranty Exclusion

Ballard hereby disclaims any warranty or condition (whether express, inferred or implied) of or relating to the merchantability or fitness for a particular purpose of the **Services**, except to the extent expressly set out in this **Agreement**. Except as expressly set out in this **Agreement**, Ballard makes no, and there is no, other warranty, representation, obligation or liability (whether express, inferred or implied), statutory or otherwise, however arising (whether by contract, tort, negligence, principles of manufacturer's liability, operation of law, conduct, statement or otherwise) to VW in connection with or relating to the **Services**.

Section 2.10 Products and Materials – Permitted Mark-ups

(1) Ballard and members of the **Ballard Group** intend to, and shall, apply a mark-up of *[commercially sensitive information redacted]*. No mark-up applied under this Section 2.10(1) shall be applied more than once to any **Product** or **Material** supplied to VW under this **Agreement** and/or the **VW Program Plan**.

(2) Apart from the mark-up provided for in Section 2.10(1), neither Ballard nor any other member of the **Ballard Group** shall apply any other mark-up on any **Products** or **Materials** supplied to VW under the **VW Program Plan.**

Section 2.11 Products - Incidental Terms and Conditions

The terms and conditions set out in Schedule "F", will apply to **Products** delivered by Ballard to VW under this **Agreement** or the **VW Program Plan**.

Section 2.12 Representations

(1) Ballard represents, warrants and covenants that as of the effective date of this **Agreement**:

(a) Ballard has the authority to enter into this **Agreement** and is unaware of any facts which would prevent Ballard from performing its obligations under this **Agreement**;

(b) To the best of Ballard's knowledge, Schedule "D" is a full and complete list of all **Patent Rights** of Ballard, any other member of the **Ballard Group** and **BDF Holdings** and that are available to be licensed to VW;

(c) Neither Ballard, nor any other member of the **Ballard Group**, has any actual knowledge of:

(i) any **Third Party Intellectual Property Rights** that would or may be infringed, misappropriated, misused or violated by the **Work**, the production, delivery or use of any of the **Products** or **Materials** or the generation or use of any of the **Work Product**; or

(ii) any **Claim** of a **Third Party**, actual or threatened, relating to the **Work**, the production, delivery or use of any of the **Products** or **Materials** or the generation or use of any of the **Work Product**, against any member of the **Ballard Group** based on an alleged infringement, misappropriation, misuse or violation of such **Third Party's Intellectual Property Rights**; and

(d) Ballard is free of any statutory rights or obligations in favour of any **Person** that would prevent or impair Ballard from entering into and performing its obligations under the **Agreement**.

(2) Ballard represents, warrants and covenants that as of the effective date of this **Agreement** and thereafter:

(a) Ballard and its **Affiliates,** together with any **Subcontractors** engaged under Section 2.5 of this **Agreement**, shall have the skills, expertise and resources necessary to efficiently perform the **Work** in accordance with this **Agreement;**

(b) Ballard is free of any contractual obligations in favour of any **Person** that would prevent or impair Ballard from entering into and performing its obligations under this **Agreement**;

(c) Ballard shall have good and marketable title to the **Work**, including any **Products** and **Materials** and any **Work Product**, made, created or provided by or on behalf of Ballard in connection with the **Work**, and shall, as between

Ballard and all **Ballard Representatives**, have full authority to grant the rights and licenses set forth in this **Agreement**;

(d) the **Products, Materials** and any **Work Product** made, created or provided by or on behalf of Ballard in connection with the **Work** shall not be subject to any liens, encumbrances, security interests, pledges, debts or the like;

(e) other than the licenses expressly provided for in this **Agreement** and other than any **Third Party Patent Rights** that may exist, no other rights or licenses with respect to any aspect of the **Work**, including any **Products** or **Materials** and any **Work Product** made, created or provided by or on behalf of Ballard in connection with the **Work**, are necessary for VW and its **Group** to use, reproduce, adapt or otherwise exploit the same in accordance with the **Ballard Licenses**;

(f) Ballard has not made and will not make any commitments, grants or licenses to any **Affiliate** or **Third Party** inconsistent with or in derogation of this **Agreement**;

(g) Ballard will not re-assign or transfer any **Ballard Worker** from performing any portion of the **Work** in a fashion, time or manner that would prejudice or adversely affect the performance of its obligations under this **Agreement**;

(h) the **Work** will be carried out and the **Products** and **Materials** (other than **Materials** purchased by Ballard from **Third Parties** in compliance with Section 2.21) and any **Work Product** will be created only by:

  (i) employees of a member of the **Ballard Group** within the scope of their employment with a **Ballard Group** member who are under an obligation to assign the same and the **Intellectual Property Rights** therein (to the extent not automatically owned at law by such **Ballard Group** member) to Ballard or such other **Ballard Group** member; and/or

  (ii) **Subcontractors** under written obligations to assign all right, title and interest in and to the **Work**, including any **Products** or **Materials** (other than **Materials** purchased from **Third Parties** in compliance with Section 2.21) and any **Work Product** and the **Intellectual Property Rights** therein, to Ballard; and

(i) all moral rights of Ballard and its **Representatives** in and to the **Work**, including any **Products** or **Materials** (other than **Materials** purchased by Ballard from **Third Parties** in compliance with Section 2.21) and any **Work Product**, have been waived or will be waived to the fullest extent permitted by law.

Section 2.13 *[commercially sensitive information redacted]*

[commercially sensitive information redacted]

Section 2.14 Included Services

If any services, functions, or responsibilities not specifically described in this **Agreement** and/or the applicable **VW Program Plan** are an inherent, necessary, or customary part of the **Work**, or are required for proper performance or provision of the **Services** in accordance with this **Agreement**, they shall be deemed to be included within the scope of the **Work** to be performed, as if such services, functions, or responsibilities were specifically described in this **Agreement**.

Section 2.15 *[commercially sensitive information redacted]*

(1) *[commercially sensitive information redacted]*

(a) *[commercially sensitive information redacted]*

(b) *[commercially sensitive information redacted]*

[commercially sensitive information redacted]

(2) *[commercially sensitive information redacted]*

(a) *[commercially sensitive information redacted]*

(b) *[commercially sensitive information redacted]*

(3) *[commercially sensitive information redacted]*

(a) *[commercially sensitive information redacted]*

(b) *[commercially sensitive information redacted]*

[commercially sensitive information redacted]

(4) *[commercially sensitive information redacted]*

(a) *[commercially sensitive information redacted]*

(b) *[commercially sensitive information redacted]*

Section 2.16 *[commercially sensitive information redacted]*

[commercially sensitive information redacted]

Section 2.17 Safety and Personnel

(1) Ballard will, and will cause each of its **Representatives** to, take all necessary precautions within their control for the safety of **Persons** on or in any work site and shall comply with all applicable provisions of federal, provincial and local laws, including security and safety laws to prevent accidents or injuries to **Persons** or damage to property on such work site. Ballard will, and will cause each of its **Representatives** present at any of VW's work sites to, comply with all applicable provisions of laws and corporate policies of VW applicable to the conduct of **Persons** on or in any work site governing safety, security, health, privacy and confidentiality (to the extent such corporate policies are not inconsistent with the remaining terms of this **Agreement**).

(2) VW will, and will cause each of its **Representatives** present at any of Ballard's work sites to, comply with all applicable provisions of federal, provincial and local laws and corporate policies of Ballard applicable to the conduct of **Persons** on or in any work site governing safety, security, health, privacy and confidentiality (to the extent such corporate policies are not inconsistent with the remaining terms of this **Agreement**).

(3) With respect to Section 2.17(1) and (2), where more than one law or regulation applies, the more stringent provision will apply.

Section 2.18 Mutual Indemnity - Product Liability

(1) VW will indemnify, defend and hold harmless the **Ballard Indemnitees** from and against any and all **Losses** suffered or incurred by any of such **Ballard Indemnitees** resulting from any **Third Party Claim** made against any such **Ballard Indemnitee** for death, bodily injury or tangible property damage suffered by such **Third Party** from or in connection with any use, commercialization or exploitation of any **Work** or **Arising IP** under any of the **Ballard Licenses** by VW or any of its **Affiliates** or any **Third Party**; provided, however, that VW shall not be required to indemnify, defend and hold harmless the **Ballard Indemnitees** for any **Losses** pursuant to this Section 2.18(1) to the extent that: (a) such **Losses** arise from matters or **Claims** for which Ballard is required to indemnify any of the **VW Indemnitees** pursuant to Section 2.18(2), Section 2.19(1) or Section 8.2(1); (b) such **Losses** arise from any products supplied to any **VW Group** member by any of the **Ballard Indemnitees** where the **Losses** arise from a breach of any warranty applicable to any **Products** supplied under this **Agreement** or any other products supplied by Ballard to VW under any other supply agreement; (c) such **Losses** arise from Ballard's or any such **Ballard Indemnitee's** breach of any of the terms of this **Agreement**; or (d) such **Losses** arise from the gross negligence, willful misconduct or fraud of any such **Ballard Indemnitees**.

(2) Ballard will indemnify, defend and hold harmless the **VW Indemnitees** from and against any and all **Losses** suffered or incurred by any of such **VW Indemnitees** resulting from any **Third Party Claim** made against any such **VW Indemnitee** for death, bodily injury or tangible property damage suffered by such **Third Party** from

or in connection with any use, commercialization or exploitation of any **Work** or **Arising IP** under the **VW Licenses** by Ballard or any of its **Affiliates** or any **Third Party**; provided, however, that Ballard shall not be required to indemnify, defend and hold harmless the **VW Indemnitees** for any **Losses** pursuant to this Section 2.18(2) to the extent that: (a) such **Losses** arise from matters or **Claims** for which VW is required to indemnify any of the **Ballard Indemnitees** pursuant to Section 2.18(1) or Section 2.19(2); (b) such **Losses** arise from VW's or any such **VW Indemnitee's** breach of any of the terms of this **Agreement**; or (c) such **Losses** arise from the gross negligence, willful misconduct or fraud of any such **VW Indemnitees**.

Section 2.19 Mutual Indemnity - Gross Negligence or Willful Misconduct

(1) Ballard will indemnify, defend and hold harmless VW against all **Losses** that may result in any way from Ballard's gross negligence or willful misconduct in carrying out or performing its obligations under this **Agreement**, except to the extent that any such **Loss** of VW is due in whole or in part to the gross negligence or willful misconduct of VW.

(2) VW will indemnify, defend and hold harmless Ballard against all **Losses** that may result in any way from VW's gross negligence or willful misconduct in carrying out or performing its obligations under this **Agreement**, except to the extent any such **Loss** of Ballard is due to the gross negligence or wilful misconduct of Ballard.

Section 2.20 Ballard Background IP

As part of the **VW Program Plan** or upon the request of VW from time to time, Ballard will and will cause its **Representatives** to disclose and discuss with VW and VW's **Representatives** the **Ballard Background IP** reasonably related to the **Work**, with the following exceptions:

(a) under no circumstances shall Ballard have any obligation to disclose or discuss any of the **Ballard Core Know-How**; provided however that Ballard will disclose, discuss and provide input data used by the **Ballard Core Know-How** in connection with any **Work** and output generated by the **Ballard Core Know-How**, and such inputs and outputs (but excluding the **Ballard Core Know-How** itself) shall form part of the **Work Product**; and

(b) *[commercially sensitive information redacted]*.

Section 2.21 Materials - Third Party Purchases

Ballard shall not, without the prior written consent of VW, purchase **Materials** from any **Third Party** to incorporate into any **Products** delivered to VW under the **VW Program Plan** if (a) those **Materials** are customized and not available to VW; and (b) Ballard has not been able to obtain and assign to VW any **Intellectual Property Rights** in respect of such **Materials**.

ARTICLE 3
CHANGE MANAGEMENT PROCESS

Section 3.1 General

(1) Each of Ballard and VW may from time to time propose a change, modification or amendment to the **VW Program Plan** ("**Change**"), provided that no such **Change** will be made unless it is either

(a) agreed to in writing by Ballard and VW; or

(b) made in accordance with Section 3.2.

(2) The **Parties** acknowledge that the current **VW Program Plan** in the form attached as Schedule "A" will be further reviewed by the **Parties** over the ninety (90) day period following the effective date of this **Agreement**, with a view to, if necessary, refining the rights of the **Parties** based upon fresh information and analysis. The **Parties** agree to work co-operatively and reasonably together in this review and refinement of the **VW Program Plan**; provided that no modification or amendment to the **VW Program Plan** may be made or shall be effective unless and until it is agreed to in writing by each of the **Parties** through their respective **Lead Representatives**.

Section 3.2 Changes to the VW Program Plan

Subject to Section 3.3, VW may make any **Changes** to the **VW Program Plan** under Section 3.1(1)(b), provided that such **Change**:

(a) is implemented after the first anniversary of the effective date of this **Agreement**;

(b) is otherwise made in accordance with the **Change Management Process**;

(c) does not result in a new **Estimated Program Cost** which, calculated in the aggregate after giving effect to all prior **Changes**, differs from the original **Estimated Program Cost** set out in the **VW Program Plan** by more than *[commercially sensitive information redacted]* in respect of the **VW Program Plan** as a whole (whether by way of an increase or decrease to the **Estimated Program Cost**); and

(d) would not, in the opinion of Ballard, acting reasonably and in good faith, adversely effect the health or safety of those performing the **Services** or any user of the **Products** and **Materials**.

Section 3.3 Estimated Program Costs and Timing

Notwithstanding any other provision of this **Agreement**, the **Parties** acknowledge and agree that the financial impact of any **Change** to the **VW Program Plan** will be reflected by associated **Changes** to the **Estimated Program Cost** and to the timing of any relevant **Critical Milestones** and **Critical Milestone Deliverables.**

ARTICLE 4
PAYMENT FOR THE WORK

Section 4.1 The Program Costs

Subject to the terms of this **Agreement**, VW will pay to Ballard the actual **Program Costs** for the provision of the **Work**.

Section 4.2 Payment of Estimated Program Costs

(1) *[commercially sensitive information redacted]*

(2) Subject to Section 4.2(1), on or before the first day of each **Calendar Month** of the **Term**, VW will pay to Ballard an amount equal to the **Estimated Program Costs** in respect of the **Work** to be provided during that **Calendar Month**; provided that Ballard shall deliver to VW, at its address for the delivery of **Invoices** set out in Section 4.3(1), a pro forma invoice setting out the **Estimated Program Costs** for such **Calendar Month** no later than twenty (20) **Business Days** prior to the start of such **Calendar Month** and which shall include a breakdown, in reasonable detail, of the scope of **Work** proposed to be carried out for the applicable **Calendar Month**. The **Estimated Program Costs** will be determined by reference to the **Work** expected to be provided during such **Calendar Month** in accordance with the **VW Program Plan**. *[commercially sensitive information redacted]*

(3) With respect to **Estimated Program Costs** or actual **Program Costs** (as the case may be), VW agrees to reimburse Ballard for all reasonable travel (economy class only and VW pre-approved hotels) and out-of-pocket expenses reasonably incurred by **Ballard Workers**, provided that such expenses have been pre-approved by VW and are in accordance with VW's travel cost and general cost re-imbursement policies. Such travel and out-of-pocket expenses shall not include any overhead costs of Ballard, any member of the **Ballard Group** or any **Subcontractor** (or allocations thereof), general and/or administrative expenses or any other mark-ups, and shall be calculated at the applicable **Ballard Worker's** actual expense and shall be net of all rebates and allowances.

Section 4.3 Invoices

(1) Within twenty (20) **Business Days** following the last day of each **Quarter**, Ballard will deliver an itemized invoice (the **"Invoice"**) setting out in reasonable detail the **Program Costs** in respect of the **Work** provided in such **Quarter**. *[commercially sensitive information redacted]*.

[commercially sensitive information redacted]

Ballard will provide such additional detail and appropriate back-up materials in support of an **Invoice** as are requested by VW, acting reasonably, and that are within the possession or control of Ballard. Each **Invoice** shall state that all amounts set out

therein include all applicable taxes and if required by any applicable law will separately indicate the amount of any tax that is included in the **Invoice** amount.

(2) *[commercially sensitive information redacted]*

Section 4.4 Adjustment

(1) Each of the **Parties** shall have an initial period of twenty (20) **Business Days**, (following delivery to VW of an **Invoice** pursuant to Section 4.3 and delivery to VW's **Lead Representative** of a copy of that **Invoice** and the report required to be delivered pursuant to Section 2.3(1) for the same period), to review such **Invoice** and to determine whether any adjustment is required to be made under Section 4.4(2) in order to reflect any excesses or deficiencies in payments made by VW during or in respect of the **Quarter** represented by the particular **Invoice**. Nothing in this Section 4.4(1) shall limit VW's right to dispute any **Invoice** at any time under Section 4.6.

(2) *[commercially sensitive information redacted]*

(a) *[commercially sensitive information redacted]*.

(b) *[commercially sensitive information redacted]*.

(c) *[commercially sensitive information redacted]*.

(i) *[commercially sensitive information redacted]*.

(ii) *[commercially sensitive information redacted]*.

Section 4.5 Payments

(1) All payments made under this **Agreement** will be by wire transfer of immediately available funds in Canadian dollars to such account as is notified to the payor's **Lead Representative** by the payee on not less than twenty (20) **Business Days** written notice.

(2) All payments to be made to Ballard under this **Agreement** shall initially be made to the following account:

[commercially sensitive information redacted]

Section 4.6 Disputed Payments

(1) Notwithstanding the provisions of this Article 4,

(a) if VW, acting reasonably and in good faith, disputes any **Program Costs** charged by Ballard pursuant to this **Agreement**, Ballard or VW, as the case may be, will pay the amount of any difference in respect of **Program Costs** to the extent that the same is not at the time in dispute in accordance with

Section 4.4 and without prejudice to VW's ability to dispute the paid portion at a later date under Section 4.6(1)(b);

(b) VW may, acting reasonably and in good faith, dispute at any time any **Program Costs**, including those **Program Costs** already paid by VW from time to time; and

(c) the **Parties** will use good faith efforts to resolve any dispute as to **Program Costs** in accordance with Article 13.

(2) *[commercially sensitive information redacted]*

(a) *[commercially sensitive information redacted]*.

(i) *[commercially sensitive information redacted]*

(ii) *[commercially sensitive information redacted]*.

(iii) *[commercially sensitive information redacted]*.

[commercially sensitive information redacted]

(b) *[commercially sensitive information redacted]*.

[commercially sensitive information redacted].

(3) The acceptance of payment of the undisputed **Program Costs** representing a portion of any invoiced **Program Costs** will not constitute a waiver or forfeiture by Ballard of any disputed and unpaid **Program Costs.** Payment by VW of any disputed **Program Costs** will not constitute a waiver or forfeiture by VW of any such disputed **Program Costs** or of VW's right to set off as set out above.

Section 4.7 Failure to Pay When Due

Any amount payable under this **Agreement** and not remitted when due, including any amount set off under Section 4.6 which is subsequently confirmed to be payable by VW to Ballard, will remain due and interest will accrue on the overdue amount (both before and after judgement) at a rate per annum equal to the prime rate charged by the Royal Bank of Canada plus *[commercially sensitive information redacted]* per annum from the date payment is due until the date payment is made.

Section 4.8 Books and Records

Ballard will keep, and will cause its applicable **Ballard Group** members to keep, and will enter into agreements with its **Subcontractors** which require its **Subcontractors** to keep, detailed timesheets, worksheets, books, data, documents, records and accounts relating to this **Agreement** (including those relating to any payment made under this **Agreement** or for any **Work**) (collectively, **"Documents"**). Any accounting **Documents** of **Ballard Group** members will be kept in accordance with **IFRS**. All **Documents** of Ballard or any member

of the **Ballard Group** will be maintained, or made available for examination, at Ballard's head office from time to time, upon request by VW. Any agreements with **Subcontractors** will require those **Subcontractors** to maintain such **Documents**, or make available such **Documents** for examination, at the **Subcontractor's** head office from time to time.

Section 4.9 Audit

VW will have the right, acting reasonably and at its own expense, during normal business hours and upon not less than ten (10) **Business Days** prior **Notice**, to conduct a reasonable audit of the **Documents** from time to time. Any claim or discrepancy arising out of an audit will be made in writing to Ballard within two (2) **Months** of completion of the audit, and Ballard will respond in writing within one (1) **Month** of receipt of the claim or discrepancy. VW shall have the right to audit under this Section 4.9 (a) throughout the **Term** of this **Agreement** and (b) at any time from the end of the **Term** of this **Agreement** to the date which is six (6) **Months** from the date any final report with respect to the **Work** is delivered to VW under Section 2.3(2).

Section 4.10 Taxes

(1) *[commercially sensitive information redacted]*

(2) *[commercially sensitive information redacted]*

(3) *[commercially sensitive information redacted]* each **Party** shall be responsible to pay the taxes arising from this **Agreement** and for which it is liable under law.

(4) In the case where either **Party** is required to withhold taxes in accordance with its domestic laws from any payments to the other **Party** under this **Agreement**, the first **Party** shall use all commercially reasonable efforts to apply a reduced withholding tax rate under the **Treaty**. Upon request by the first **Party**, the other **Party** shall exercise best efforts to supply all required filings and information required by the tax authorities in the first **Party's** jurisdiction to qualify for the reduced rate under the **Treaty**.

(5) If either **Party** is required to withhold taxes from payments under this **Agreement**, that **Party** shall provide the other **Party** with copies of the tax receipt and any other documents that evidence calculation and payment of the tax without undue delay.

ARTICLE 5
CRITICAL MILESTONE EVALUTION PRODECURE

Section 5.1 Testing

(1) Each **Party** shall have the right to conduct **Required Tests** in accordance with the **VW Program Plan**. If either of Ballard or VW intends to conduct a **Required Test**, it will give **Notice** to the other **Party** no less than twenty (20) **Business Days** in advance. Each **Party** shall have the right to be present at a **Required Test** and to review the results thereof.

(2) As soon as practical following completion of a **Required Test** conducted by VW, VW will provide Ballard with the results of the **Required Test**, together with the test conditions and all such other information regarding the **Required Test** as may be necessary to enable Ballard to analyze such test results.

(3) As soon as practical following completion of a **Required Test** conducted by Ballard, Ballard will provide VW with the results of the **Required Test**, together with the test conditions and all such other information regarding the **Required Test** as may be necessary to enable VW to analyze the test results.

(4) To the extent the results of any **Required Test** indicates a **Product** and/or **Material** will not meet all of the **Target Specifications**, Ballard will reasonably promptly (i) use all commercially reasonable efforts to investigate the failure and determine how to technically resolve or correct the failure and (ii) provide VW with a preliminary assessment of the root cause of such failure along with a reasonable preliminary plan for resolving or correcting the failure.

Section 5.2 Critical Milestone Deliverables

Ballard will, using technically adequate and reasonable care and observing recognized rules and standards of technological research, make all commercially reasonable efforts to achieve all of the **Critical Milestone Deliverables** for each **Critical Milestone** on or before the applicable **Critical Milestone Date**. On or before the applicable **Critical Milestone Date**, Ballard will (acting reasonably and in good faith) provide VW in writing with Ballard's assessment, at that time, as to whether all of the **Critical Milestone Deliverables** for the **Critical Milestone** have been achieved, a copy of all information, data, and documentation supporting or evidencing compliance with the **Critical Milestone Deliverables** and any **Products** or other item required to be delivered under the **VW Program Plan** in respect of that **Critical Milestone**.

Section 5.3 Notice of Disagreement

If VW does not agree with Ballard's assessment as to whether all of the **Critical Milestone Deliverables** for a **Critical Milestone** have been achieved by the **Critical Milestone Date**, it will **Notify** Ballard not more than twenty (20) **Business Days** after the applicable **Critical Milestone Date** and the dispute will be submitted to the **Advisory Committee** for determination.

Section 5.4 Resolving Failures to Agree

(1) The **Advisory Committee** will have twenty (20) **Business Days** after the date of submission of the disputed matter to the **Advisory Committee** in accordance with Section 5.3 to make a determination as to whether Ballard has achieved the **Critical Milestone Deliverables** for that **Critical Milestone**.

(2) If the **Advisory Committee** does not make a determination within twenty (20) **Business Days** after the date of submission of the disputed matter to the **Advisory**

Committee in accordance with Section 5.3, the dispute will be resolved by dispute resolution as provided in Article 13.

(3) Ballard will continue to fully perform its obligations under this **Agreement** (including, without limitation, performing any remediation work or actions relating to a missed **Critical Milestone Deliverables**) while the dispute resolution processes described above are being conducted.

ARTICLE 6
CRITICAL MILESTONE FAILURE

Section 6.1 Critical Milestone Failure

(1) If Ballard fails to achieve any or all of the **Critical Milestone Deliverables** for a **Critical Milestone** by the applicable **Critical Milestone Date**:

(a) Ballard will, using technically adequate and reasonable care and observing recognized rules and standards of technological research, use all commercially reasonable efforts to fully remediate the failure (for the purposes of this **Agreement**, full remediation of a failure means that all of the **Critical Milestone Deliverables** for the **Critical Milestone** are achieved) and in so doing, Ballard will act with a view to avoiding jeopardizing the continuity and timely completion of the **Work** to the extent possible;

(b) Ballard will continue to perform the **Work** in addition to performing any remediation work, the **Parties** will agree (acting reasonably) on a revised timetable for such continuing **Work** if the **Critical Milestone** failure affects the **VW Program Plan** as a whole and VW will pay for such **Work** in accordance with Article 4;

(c) within five (5) **Business Days** after the **Critical Milestone Date** or the date of any determination under Section 5.4, Ballard must provide VW in writing with:

(i) its best assessment, at that time, of the reasons any **Critical Milestone Deliverables** was not achieved; and

(ii) a high-level work-plan to achieve any **Critical Milestone Deliverables** that were not achieved;

(d) Ballard's assessment will, at a minimum:

(i) define the process taken to determine the causes of the failure in order to better define solutions to address the failure;

(ii) determine and discuss short-term containment actions and assess the impact of the failure on other **Critical Milestones**;

(iii) determine and discuss potential longer term corrective actions *[commercially sensitive information redacted]*; and

(iv) describe training or other actions to be conducted to implement corrective actions to prevent recurrence of the failure or anticipated failure (which training or actions Ballard will promptly implement); and

(e) Ballard will continue to fully update VW with respect to Ballard's assessment and plan under Section 6.1(1)(c) and (d) every five (5) **Business Days** over the course of the failure, which update will include any changes to Ballard's assessment and/or plan.

(2) If Ballard's assessment in accordance with Section 5.2 is that, or if it is determined pursuant to Section 5.4 that, Ballard has failed to achieve any **Critical Milestone Deliverables** for a **Critical Milestone** as of the **Critical Milestone Date**, the following will apply:

(a) if Ballard complies with the provisions of Section 6.1(1)(c) and Section 6.1(1)(d), the **Parties** will ensure that the **Advisory Committee** meets as soon as practicable, but in any event not later than seven (7) **Business Days** after Ballard has delivered such assessment under Section 6.1(1)(c) or the date of such determination under Section 5.4, to attempt to reach agreement on a remediation plan or to change the requirements of the **VW Program Plan** to alleviate the results of such failure. If the **Advisory Committee** is unable to reach such an agreement, the **Parties** will meet within twenty (20) **Business Days** of the meeting of the **Advisory Committee** to attempt to reach an agreement, on a remediation plan or to change the requirements of the **VW Program Plan** to alleviate the results of such failure. If such an agreement is reached by either the **Advisory Committee** or the **Parties** which involves:

(i) a remediation plan, and Ballard is successful in meeting the requirements of the remediation plan;

(ii) a change to the **VW Program Plan**; or

(iii) a change to the **Critical Milestone Deliverables**,

the **Parties** will agree in writing on the amendments to the applicable Schedule to this **Agreement** required (if any) to account for such remediation plan and its results or to account for such change to the **VW Program Plan** or the **Critical Milestone Deliverables**;

(b) the determination of whether all of the relevant **Critical Milestone Deliverables** have been achieved during the remediation period described in this Section 6.1 will take place in accordance with Article 5; and

(3) If:

(a) within three (3) **Months** of the applicable **Critical Milestone Date**, neither the **Advisory Committee** nor the **Parties** have approved a remediation plan to achieve the failed **Critical Milestone Deliverables** and Ballard has not achieved the failed **Critical Milestone Deliverables**; or

(b) Ballard has not successfully achieved the requirements set out in that remediation plan within the time period stipulated in a remediation plan approved by the **Advisory Committee**,

then, VW may terminate this **Agreement** on three (3) **Months' Notice**, provided that such termination right is exercised within six (6) **Months** after the applicable **Critical Milestone Date** or one **Month** following the stipulated time period, as the case may be.

ARTICLE 7
ADVISORY COMMITTEE

Section 7.1 Advisory Committee

The **Parties** will co-operate to form a committee (the **"Advisory Committee"**) which will be comprised of six (6) representatives unless the **Parties** otherwise agree in writing, of whom three (3) will be representatives of VW and three (3) will be representatives of Ballard and each **Party** will designate one such representative as its lead representative (each, a **"Lead Representative"**) and so **Notify** the other **Party**. The role of the **Advisory Committee** is to provide a means whereby (a) Ballard can provide periodic reporting on the progress of the **Work** to VW; and (b) VW can evaluate actual or virtual deliveries and their compatibility with VW intended applications so that remedial actions or enhancements can take place where necessary.

Section 7.2 Duties of the Advisory Committee

The **Advisory Committee** will provide advice and assistance to Ballard in connection with the **Work**, and in particular, will:

(a) monitor progress of **Work** in relation to **VW Program Plan;**

(b) review and make recommendations to the **Parties** regarding Ballard's progress in achieving **Critical Milestones**, including the delivery of any related **Products, Materials** or any **Work Product**;

(c) review and make recommendations to the **Parties** regarding any **Changes** in the **VW Program Plan** required for the continuation of the Project;

(d) make any other recommendations to the **Parties** regarding the **VW Program Plan**; and

(e) address such other matters as may need the written agreement of the **Parties** from time to time in respect of the **VW Program Plan**.

The **Advisory Committee** is not, and is not acting as, a representative or fiduciary of Ballard or VW and neither actually nor by implication does it constitute Ballard or VW as a representative, fiduciary, partner or co-venturer of the other nor does it affect the characterization of this **Agreement** as the procurement by VW from Ballard of certain technology on the terms set out herein.

Section 7.3 Meetings of the Advisory Committee

(1) The **Advisory Committee** will meet, by teleconference or video conference, upon request by VW or Ballard. Requests for **Advisory Committee** meetings may be made for and on behalf of either **Party** by its respective **Lead Representative**. Each **Party** may, at its sole discretion, invite other **Representatives** of such **Party** that are not part of the **Advisory Committee** to attend meetings of the **Advisory Committee**.

(2) Any **Ballard Representatives** participating in any meeting of the **Advisory Committee** shall participate from one or more locations in Canada and any **VW Representatives** participating in any meeting of the **Advisory Committee** shall participate from one or more locations in Germany.

(3) To the extent that any action taken at any meeting of the **Advisory Committee** requires the consent, authorization, ratification or approval of either **Party**, any such action shall only be taken by Ballard in Canada and by VW in Germany.

Section 7.4 Meeting Minutes

The **Advisory Committee** shall keep, or shall arrange the keeping, of minutes of the proceedings of each meeting of the **Advisory Committee** and a copy thereof shall be forwarded to each other member of the **Advisory Committee** within twenty (20) **Business Days** of the date of such meeting or as soon as reasonably possible thereafter. The minutes shall be signed by each of the **Lead Representatives** and shall contain the names of all **Parties'** representatives present at the meeting, indicating the **Parties** that they represent, a description of the matters reviewed, and the result of any vote.

Section 7.5 Notice of Advisory Committee Meetings

At least ten (10) **Business Days'** notice of a meeting of the **Advisory Committee** given by either **Lead Representative**, specifying the purpose, time, date and location of such meeting in one of Vancouver, Wolfsburg or such other location as is agreed to by each of the **Lead Representatives**, will be deemed to be sufficient notice of such meeting except in respect of a meeting for which this **Agreement** specifies, or each of the **Lead Representatives** agrees shall be, a shorter time, in which case such shorter time will be sufficient notice.

Section 7.6 Action by the Advisory Committee

No decision, resolution, authorization, approval or any other action of the **Advisory Committee**, including any agreement referred to in Section 6.1, shall have any force or effect unless and until it has been approved, in writing, by each of the **Lead Representatives.**

Section 7.7 Lead Representatives

[commercially sensitive information redacted] Any notice or written communication required to be given to a **Lead Representative** under this **Agreement** must be in writing, sent by e-mail, mail, personal delivery or courier and addressed as follows:

(a) to Ballard's **Lead Representative** at:

[commercially sensitive information redacted]

(b) to VW's **Lead Representative** at:

[commercially sensitive information redacted]

A **Party** may elect to change the identity of its **Lead Representative** at any time, and from time to time, on at least ten (10) **Business Days' Notice** to the other **Party**.

ARTICLE 8
INTELLECTUAL PROPERTY

Section 8.1 *[commercially sensitive information redacted]*

(1) *[commercially sensitive information redacted]*.

(2) *[commercially sensitive information redacted]*.

(a) *[commercially sensitive information redacted]*.

(b) *[commercially sensitive information redacted]*.

Section 8.2 Ballard IP Indemnities

(1) Ballard will indemnify and hold VW and the **VW Indemnitees** harmless from any and all **Losses** that VW and/or any **VW Indemnitees** incurs or suffers in connection with any **Third Party Claim** arising out of or relating to any infringement, misappropriation, misuse or violation of:

(a) any **Patent Rights** of a **Third Party** that arises from the use, possession, manufacture, sale, repair, reproduction or any other form of exploitation of any **Products** in commercial **Vehicular Applications** on or after *[commercially sensitive information redacted]*; or

(b) any **Intellectual Property Rights** of a **Third Party** that are not **Patent Rights** and that arises from the use, possession, manufacture, sale, repair, reproduction or any other form of exploitation of any **Products** or of any **Work Product** in **Vehicular Applications** at any time.

(2) Ballard has no obligation to make any payment under Section 8.2(1)(a) unless:

(a) Ballard or any of the **Ballard Group** are aware or became aware of a relevant **Third Party's Patent Rights** and Ballard failed to clearly and specifically **Notify** VW of them and the risks posed *[commercially sensitive information redacted]*; or

(b) Ballard failed to comply with its obligations under Section 8.1(1) or Section 8.3(1)(a) and should have been aware that a **Third Party's Patent Rights** might reasonably be expected to be relevant.

(3) Notwithstanding any other provision of this **Agreement** Ballard will not be liable under Section 8.2(1) under any circumstances whatsoever for any lost profits or special, indirect, incidental, consequential, exemplary, aggravated or punitive **Losses** suffered (whether or not such **Losses** were foreseeable) other than in connection with and directly flowing from (i) any injunction awarded to a **Third Party** for an infringement of its **Patent Rights** and *[commercially sensitive information redacted]*; and (ii) any award of *[commercially sensitive information redacted]*.

(4) Ballard's liability under Section 8.2(1) will be limited, in the aggregate, to *[commercially sensitive information redacted]* of the aggregate amount of the **Program Costs** paid by VW to Ballard under this **Agreement**.

Section 8.3 Background IP

(1) The **Parties** acknowledge and agree that all **Background IP** of a **Party** and/or its **Group** member (each, an **"Owner"**) will, as between the **Parties** and their respective **Group** members, be owned by the **Owner** of such **Background IP**. For greater certainty, each **Party** acknowledges and agrees that an **Owner's** use of its' **Background IP** is not restricted by this **Agreement** as such. Either **Party** or their respective **Group** member may, in its sole discretion, abandon any **Patent Rights** or other **Intellectual Property Rights** in their **Background IP**, refrain from paying renewal fees or annuities in respect of any of the same, or refrain from defending any of the same (including any such **Intellectual Property Rights** acquired by VW under this Section 8.3(1)), with the exception that Ballard shall not, and shall not permit any of the members of the **Ballard Group** to abandon or refrain from maintaining any applicable **Patent Rights** licensed under the **Ballard Commercial License** once the **Royalty** referred to in Schedule "I" is established for the **Ballard Commercial License** pursuant to Section 8.7 (whether by the terms of Section 8.7 or Article 13, as the case may be) unless Ballard has first offered, on at least ninety (90) days' prior **Notice**, to transfer any such **Patent Rights** to VW on and subject to the following conditions:

(a) Ballard has first complied with any written rights of first refusal, with respect to such **Patent Rights**, existing as of the date of this **Agreement** with any **Third Party**;

(b) in connection with any such **Patent Rights**, VW agrees that it will, subsequent to any such transfer, assume the full responsibility for maintaining any such **Patent Rights**; provided that nothing in this Section 8.3(1)(b) shall limit or preclude VW from abandoning, ceasing to pay renewal

fees or annuities or refraining from defending any such **Patent Rights** as otherwise permitted in this Section 8.3(1);

(c) any such transfer of **Patent Rights** shall be at no charge or expense to VW, save and except for any amount required to reimburse Ballard for any reasonable expenses incurred by Ballard to effect such transfer;

(d) *[commercially sensitive information redacted]*

(e) *[commercially sensitive information redacted]*

(f) *[commercially sensitive information redacted]*

(2) Ballard will promptly **Notify** VW of any and all **Ballard Background IP** and **Ballard Sideground IP** that Ballard, or any **Ballard Group** member or **Subcontractor**, proposes to use or uses during the **Work**, or proposes to incorporate or incorporates into or arises in the result of the **Work** so that VW can meaningfully assess whether or not it wants to require Ballard to remove same from any **Products, Materials** or any **Work Product** and resupply the **Products, Materials** or any **Work Product** without some or all of such **Ballard Background IP** or **Ballard Sideground IP**. *[commercially sensitive information redacted]*

Section 8.4 Ballard Arising IP and Joint Arising IP

(1) Ballard hereby assigns and shall assign to VW all **Ballard Arising IP** including all right, title and interest in and to the same. Ballard shall cause all **Ballard Representatives** and **Subcontractors** to comply with the foregoing assignment and in doing so, Ballard shall cause those **Representatives** and **Subcontractors** to assign all of their right, title and interest in and to such **Ballard Arising IP** to Ballard for assignment to VW.

(2) The **Parties** acknowledge and agree that all **Joint Arising IP** will, as between the **Parties**, be owned by VW. Ballard hereby assigns and shall assign all of its right, title and interest in and to any or all **Joint Arising IP** to VW. Ballard shall cause all **Ballard Representatives** to comply with the foregoing assignment and in doing so, Ballard shall cause those **Representatives** to assign all of their right, title and interest in and to such **Joint Arising IP** to Ballard for assignment to VW.

(3) Ballard shall enter into a written agreement with each of its **Subcontractors** which requires each such **Subcontractor** to hold all **Ballard Arising IP** in its possession in trust for the benefit of VW at all times before any particular **Ballard Arising IP** is transferred to VW.

(4) Ballard will have a worldwide, non-sublicensable, non-transferable, non-exclusive, fully paid-up, royalty-free license to use, during the **Term**, all **Arising IP** for the purpose of performing the **Services**.

(5) Without limiting or derogating from the assignment to VW of the **Arising IP** under this Section 8.4, it is in VW's sole discretion if VW elects to file application(s) (for patents or otherwise) directed to any or all **Arising IP**, publish it, keep it as a trade secret or deal with it in any other way.

(6) Without limiting or derogating from the assignment to VW of the **Arising IP** under this Section 8.4, VW may, in its sole discretion, abandon any **Patent Rights** or other **Intellectual Property Rights** in the **Arising IP**, refrain from paying renewal fees or annuities in respect of any of same, or refrain from defending any of same, which, in each case, is included in the **Arising IP**.

Section 8.5 Assistance and Co-operation regarding Arising IP

Ballard will inform VW of any and all **innovations** arising within the **Ballard Group** in connection with the performance of the **Services** during the **Term**, including any and all inventions, proposals for technical improvements and any other individually identifiable **Intellectual Property Rights** (each an **"innovation"**) in the **Arising IP**. Ballard will and will cause its **Representatives** and **Subcontractors** to deliver to VW all documentation reasonably necessary to evaluate such **innovations** and provide to VW such further information related thereto as VW may reasonably request. Ballard will and will cause its **Representatives** and **Subcontractors** to (at the expense of VW but at no charge to VW) further provide VW with any signatures and documents reasonably necessary for documentation and the fulfillment of the assignment of such **innovations**, and/or for preparing, filing and prosecuting applications (by way of **Patent Rights** or otherwise) directed to such **innovations** and other **Intellectual Property Rights**, and Ballard will and will cause its **Representatives** and **Subcontractors** to fully cooperate in and assist with same including participating in and contributing to the preparation, drafting and prosecution of any such applications. The foregoing shall include execution and delivery of all further documents, applications, declarations, verifications, submissions, transfers and assignments and carrying out all other reasonable things requested by VW to enable VW to apply for, acquire, prosecute, perfect and maintain the **Intellectual Property Rights** in respect of any **Arising IP** anywhere in the world, and to assign and transfer to VW all right, title and interest in and to the **Arising IP** and the **Intellectual Property Rights** therein.

Section 8.6 Ballard Research License to VW

(1) Ballard hereby grants to VW a worldwide, perpetual, non-sublicensable (other than as provided in Section 8.8), non-transferable, non-exclusive, fully paid-up, royalty-free license under and to use the **Ballard Non-Stationary Background IP** and/or **Ballard Sideground IP** and any other **Ballard Background IP** incorporated or provided by Ballard, any **Ballard Group** member, **BDF Holdings** or any **Subcontractor** into, as part of or covering, the **Work** (collectively the **"Ballard Licensed IP"**), during the **Term** and at any time after the **Term,** to research, have researched, design, have designed, develop, have developed, test and have tested (but only for the purpose of research, design and development), manufacture and have manufactured (but only for the purpose of research, design and development), use and have used (but only for the purpose of research, design and development), service and have serviced (but only for the purpose of research, design and

development) (each of the foregoing "**Research & Development**") **Fuel Cells**, **BOP**, and **Fuel Cell Systems** *[commercially sensitive information redacted]* (the "**Ballard R&D License**").

(2) The **Ballard R&D License** includes the right, under and using the **Ballard Licensed IP**, to:

(a) carry out **Research & Development** for and with respect to any number of **Vehicles** containing **Fuel Cells**, **BOP** and/or **Fuel Cell Systems**, provided such **Vehicles** are used, evaluated and otherwise exploited only for **Research & Development** purposes *[commercially sensitive information redacted]*; and

(b) *[commercially sensitive information redacted]*.

(3) Ballard has no obligation to provide to VW any **Know-How** related to the **Ballard Background IP** or provide any technical assistance related thereto, except and only to the extent such **Know-How** is incorporated into or provided as part of a **Deliverable** under the **VW Program Plan, or** as provided in Section 8.6(4).

(4) *[commercially sensitive information redacted]*.

(a) *[commercially sensitive information redacted]*.

(b) *[commercially sensitive information redacted]*.

(c) *[commercially sensitive information redacted]*.

Section 8.7 Ballard Commercial License to VW

(1) Ballard hereby grants to VW a worldwide, perpetual, non-sublicensable (other than as provided in Section 8.8), non-transferable, non-exclusive license under and to use the **Ballard Licensed IP** during the **Term** and at any time after the **Term** to manufacture, have manufactured, market, have marketed, sell, have sold, lease, have leased, commercially service and have serviced, commercially use and have used (collectively, to "**Commercialize**") **Fuel Cells**, **BOP** and **Fuel Cell Systems** *[commercially sensitive information redacted]* (collectively, the "**Ballard Commercial License**"). Upon request of VW and subject to Section 8.6(4) and Section 8.8, Ballard shall provide any reasonably necessary **Know-How** and technical assistance related to or forming part of the **Ballard Licensed IP** to enable VW or any **VW Permitted Sublicensee** to make adequate use of such licensed **Ballard Licensed IP** for the licensed purposes. *[commercially sensitive information redacted]*.

(2) The **Ballard Commercial License** shall bear *[commercially sensitive information redacted]* **Royalties**:

(a) *[commercially sensitive information redacted]*.

(b) *[commercially sensitive information redacted]*.

(3) *[commercially sensitive information redacted]*

(4) For the purposes of the **Ballard Commercial License:**

(a) the additional terms of Schedule "I" hereunder shall apply in addition to this Section 8.7;

(b) the **Royalty** to be negotiated and/or settled pursuant to this Section 8.7 and (where applicable) Article 13 will be the only remaining issue with respect to the terms of the **Ballard Commercial License** necessary to be resolved between the **Parties** unless otherwise agreed to in writing separately by the **Parties**;

(c) *[commercially sensitive information redacted]*.

(d) the **Parties** may elect to:

(i) negotiate and settle the **Royalties** on such terms as they may agree in writing;

(ii) settle the **Royalty** by appointing **Appraisers** and following the process in Section 8.7(4)(e) and (f) below (the "**Appraisal Process**"); or

(iii) refer the determination and settlement of any **Royalty** to the dispute resolution processes in Article 13;

provided that, following **Commercial Notification**, either **Party** may request in writing to proceed in accordance with Section 8.7(4)(d)(ii) and upon such written request the **Parties** shall proceed with the **Appraisal Process**;

(e) in the event either of the **Parties** elect to invoke the appointment of **Appraisers** to determine the **Royalties** under this Section 8.7, *[commercially sensitive information redacted]*

(i) each **Party** shall have the right to designate a reputable investment bank or appraisal firm with reasonable experience valuating royalties for non-exclusive licenses in the automotive industry or a related industry (including, upon request by VW, for major markets of the **VW Group** that VW identifies in writing for Ballard at the time), which in the case of an investment bank shall not be the regular banker or investment banker of such **Party** (collectively, the "**Appraisers**" and each an "**Appraiser**"),

(ii) *[commercially sensitive information redacted]*.

(iii) *[commercially sensitive information redacted]*.

(iv) *[commercially sensitive information redacted]*.

(v) *[commercially sensitive information redacted]* if the **Parties** cannot agree, the **Appraisers**, in each case acting reasonably and in good faith, shall designate a third appraiser (the "**Third Appraiser**") to prepare an estimate of the **Patent Royalty** using the same common set of assumptions and any materials, reports or appraisals used or generated by the two **Appraisers** *[commercially sensitive information redacted]*.

(vi) *[commercially sensitive information redacted]*.

(vii) each **Party** shall bear the costs and expenses of its own **Appraiser** as well as fifty percent (50%) of the costs and expenses of the **Third Appraiser**; and

(f) *[commercially sensitive information redacted]*

(g) in the event there is a dispute with respect to the determination and settlement of the **Royalty** following **the Appraisal Process**, the determination and settlement of the **Royalty** shall be referred to the dispute resolution process in Article 13; and

(h) Ballard shall not use any proceedings to determine the **Royalty** under this Section 8.7 or, if applicable, Article 13 with a view to, or for the purpose of, denying VW the full scope of licensed rights desired and/or needed taking into account the scope of the present project, the extent of VW's investment and the overall commercial objectives of VW as are clearly understood by Ballard.

(5) Pending the determination of the **Royalty**, VW and the **VW Permitted Sublicensees** will forthwith after the **Commercial Notification** be entitled to **Commercialize** under the **Ballard Licensed Patents** and other **Ballard Licensed IP** and to otherwise exploit such **Ballard Licensed Patents** and other **Ballard Licensed IP** under the **Ballard Commercial License** for the purposes set out herein until the matter is resolved pursuant to the provisions of this Section 8.7 or of Article 13, as the case may be.

(6) *[commercially sensitive information redacted]*.

Section 8.8 Sublicensing by VW

VW may sublicense the rights granted to it under the **Ballard Licenses** to any **VW Permitted Sublicensee** provided that each such **VW Permitted Sublicensee** agrees to comply with the terms of the applicable **Ballard Licenses**.

Section 8.9 VW License to Ballard

(1) Subject to the terms of this **Agreement**, VW hereby grants to Ballard:

(a) in the **Non-Vehicular Field,** *[commercially sensitive information redacted]*, a worldwide, perpetual, sole, sublicensable (subject to and as provided in Section 8.10 *[commercially sensitive information redacted]*, in respect of which the license will be non-sublicensable), non-transferable, fully paid-up, royalty-free license to use, during the **Term** and at any time after the **Term**, all **Ballard Arising IP** that is assigned by Ballard to VW pursuant to Section 8.4 and all **Joint Arising IP;** and

(b) *[commercially sensitive information redacted]*,

to research, have researched, design, have designed, develop, have developed, test, have tested, manufacture, have manufactured, market, have marketed, sell, have sold, lease, have leased, commercially service and have serviced and commercially use and have used **Fuel Cells**, **BOP** and **Fuel Cell Systems** for all **Non-Vehicular Applications** *[commercially sensitive information redacted]* (collectively, called the "**VW License**").

(2) *[commercially sensitive information redacted]*.

(3) VW makes no representation, warranty, assurance or guarantee of any kind, express, implied or otherwise, in relation to the subject matter licensed to Ballard under the **VW License**.

(4) The **VW License** with respect to **Arising IP** shall allow and permit Ballard to use any **Arising IP** of general application (including any general process **Know-How** and techniques drawn from or arising out of such materials and data) but shall not include or permit the use or disclosure of data, documents, diagrams, drawings, photos, prototypes, models and reports specifically relating to the conduct and results of the **VW Program Plan,** without the prior consent of VW.

Section 8.10 Sublicensees and Subcontractors

(1) Each **Party** and its permitted sublicensees may exercise any of the rights or obligations that such **Party** may have under an applicable **IP License** by subcontracting all or any portion of the activities covered by the applicable **IP License** and, in connection with any such subcontracting, to permit any **Third Party** subcontractor to perform the activities subcontracted to such **Third Party** subcontractor, provided that such **Third Party** subcontractor agrees in writing: (a) to comply with provisions relating to confidentiality, non-disclosure and non-use at least as stringent as those in this **Agreement**, and (b) that such **Third Party** subcontractor receives from the applicable **Party** or permitted sublicensee only a non-exclusive right under the **IP License** to carry out, on behalf of the applicable **Party** or permitted sublicensee, the activities permitted under the applicable **IP License**, which non-exclusive right shall otherwise be no greater in scope than the applicable **IP License**. Subcontracting as contemplated by this Section 8.10(1) by either **Party** or a permitted sublicensee of any of the rights or obligations that such **Party** may have under an applicable **IP License** shall not relieve such **Party** or applicable permitted sublicensee from any of its obligations under this **Agreement**.

(2) In any sublicense permissible under any of the **IP Licenses** the following will apply:

(a) all sublicenses shall be non-exclusive with no right of assignment and shall not exceed the scope of rights to which the applicable sublicensor is entitled to grant pursuant to this **Agreement**;

(b) any sublicensee will be under the same obligations as to confidentiality, non-disclosure and non-use that the **Parties** have to each other under this **Agreement**;

(c) any sublicensee will only have the right to sublicense its rights under the applicable **IP License** to an **Affiliate** of such sublicensee, except that a sublicensee or its **Affiliates** may also engage subcontractors in accordance with Section 8.10(1); and

(d) the sublicensees will have no right to commence any proceedings for infringement, misappropriation or misuse of any of the licensed subject matter, without the prior written consent of the licensor Party and furthermore subject to the terms of Section 8.13 to Section 8.16.

Section 8.11 Ballard Employee IP

Any compensation that may be payable to any **Ballard Worker** for **Ballard Arising IP** or **Joint Arising IP** will be paid by Ballard and at no cost, charge or liability to VW.

Section 8.12 Ballard Core Know-How

Notwithstanding any other term of this **Agreement**, or any express or implied term of any of the **Ballard Licenses** or the **VW License**, or any usual and customary practice relating to **Intellectual Property Rights** generally, Ballard shall not be obliged, under any circumstances, to transfer or license to VW all or any portion of the **Ballard Core Know-How**. Each of Ballard and VW shall, prior to commencement of any of the **Work**, notify and instruct each of their respective **Representatives** of this provision and make all commercially reasonable efforts to preserve, protect and defend the confidentiality of the **Ballard Core Know-How**.

Section 8.13 Notification of Third Party Infringement and Revocation Actions

In the event that a **Party** or any of its **Representatives** becomes aware of any actual or threatened **Third Party** filing of a revocation action, an opposition, a third party observation or protest, a re-examination action, an impeachment action, a nullity action, an appeal, or any similar legal action, against any **VW Patent Rights** in **Arising IP** or **VW Improvements** (each a **"Revocation Action"**), the **Party** becoming aware of such an event shall promptly notify the other **Party** of same in writing.

Section 8.14 Defending Revocation Actions

VW shall have the exclusive right, but not the duty, to control any defense and response to any **Revocation Action**. *[commercially sensitive information redacted]* Ballard shall cooperate in good faith with VW in the defense and response to such **Revocation Action** at no charge to VW. The costs and expenses of any such defense and response (including fees of attorneys and other professionals) shall be borne by VW (including the reasonable out-of-pocket expenses of Ballard and its **Related Parties** but excluding Ballard's independent legal counsel expenses).

Section 8.15 Enforcement - Non-Vehicular Field

(1) VW shall have the first right, but not the duty, to institute patent infringement actions in the **Non-Vehicular Field** against **Third Parties** based on any **VW Patent** in the **Territory**. If VW does not secure actual cessation of such patent infringement or institute a patent infringement proceeding against an offending **Third Party** in the **Non-Vehicular Field** within *[commercially sensitive information redacted]* days of learning of such infringement, Ballard shall have the right, but not the duty, to institute such an action against such **Third Party** with respect to any patent infringement in the **Non-Vehicular Field** by such **Third Party** based on such **VW Patent**. The costs and expenses of any such patent infringement action (including fees of attorneys and other professionals) shall be borne by the **Party** instituting the action (including the reasonable out-of-pocket expenses of the other **Party** and its **Related Parties** but excluding that other **Party's** independent legal counsel expenses), if any in accordance with the foregoing provisions, or, if the **Parties** elect to cooperate in instituting and maintaining such action together, such costs and expenses shall be borne by the **Parties** in such proportions as they may agree in writing. Each **Party** shall and shall cause its **Representatives** to execute all necessary and proper documents and take such actions as shall be appropriate to allow the other **Party** to institute and prosecute such infringement actions. Without limiting the generality of the foregoing, the non-instituting **Party** shall and/or shall cause its **Representatives** to join such action if required by law to maintain such action. Any and all awards, settlement funds, compensatory damages, punitive damages, costs, interest, profits or other financial remedies recovered from and/or paid by **Third Parties** (collectively, the **"Recoveries"**) as a result of such an infringement action (whether by way of settlement, court order or otherwise) shall be applied as follows and in the following order:

(a) *[commercially sensitive information redacted]*.

(b) *[commercially sensitive information redacted]*.

(i) *[commercially sensitive information redacted]*.

(ii) *[commercially sensitive information redacted]*

(2) VW shall have the first right, but not the duty, to institute actions in the **Non-Vehicular Field** for infringement, misappropriation or misuse against **Third Parties**

based on any non-patent **Know-How** in the **Arising IP** in the **Territory**. If VW does not secure actual cessation of such infringement, misappropriation or misuse or institute legal proceedings against such an offending **Third Party** in the **Non-Vehicular Field** within *[commercially sensitive information redacted]* days of learning of such infringement, misappropriation or misuse, Ballard shall have the right, but not the duty, to institute such an action against such **Third Party** with respect to any such infringement, misappropriation or misuse in the **Non-Vehicular Field** by such **Third Party**. The costs and expenses of any such action (including fees of attorneys and other professionals) shall be borne by the **Party** instituting the action (including the reasonable out-of-pocket expenses of the other **Party** and its **Related Parties** but excluding that other **Party's** independent legal counsel expenses), if any in accordance with the foregoing provisions, or, if the **Parties** elect to cooperate in instituting and maintaining such action together, such costs and expenses shall be borne by the **Parties** in such proportions as they may agree in writing. Each **Party** shall and shall cause its **Representatives** to execute all necessary and proper documents and take such actions as shall be appropriate to allow the other **Party** to institute and prosecute such actions. Without limiting the generality of the foregoing, the non-instituting **Party** shall and/or shall cause its **Representatives** to join such action if required by law to maintain such action. Any and all **Recoveries** arising as a result of such an action (whether by way of settlement, court order or otherwise) shall be applied as follows and in the following order:

(a) *[commercially sensitive information redacted]*

(b) *[commercially sensitive information redacted]*

(i) *[commercially sensitive information redacted]*

(ii) *[commercially sensitive information redacted]*

(3) With respect to each of Section 8.15(1) and (2), where Ballard institutes the applicable action, no settlement, consent judgment or other voluntary disposition of an action or proceeding or the like that restricts the scope or affects the enforceability of any rights in the **VW Patents** or non-patent **Know-How** (as the case may be) shall be entered into by Ballard without the prior written consent of VW.

(4) If either **Party** elects to prosecute an action pursuant to Section 8.15(1) or (2) and subsequently ceases to continue or withdraws from such action or defense, it shall forthwith so **Notify** the other **Party** in writing and the other **Party** may substitute itself for the withdrawing **Party** and the **Parties'** respective rights and *[commercially sensitive information redacted]*.

(5) The **Parties** acknowledge that:

(a) Ballard enjoys greater rights in respect of the enforcement of **Intellectual Property Rights** in the **Non-Vehicular Field** under this Section 8.15 than it enjoys in the **Vehicular Field** under Section 8.16; and

(b) in the event that the **VW License** held by Ballard terminates for any reason, the provisions of this Section 8.15 shall be superseded and replaced by terms equivalent to Section 8.16 but applicable to the **Non-Vehicular Field**, and in such event the rights and obligations that the **Parties** currently enjoy in the **Non-Vehicular Field** under Section 8.15 shall be replaced by rights and obligations equivalent to those in the **Vehicular Field** currently contained in Section 8.16.

Section 8.16 Enforcement – Vehicular Field

(1) VW shall have the exclusive right, but not the duty, to institute patent infringement actions in the **Vehicular Field** against **Third Parties** based on any issued **VW Patent Rights** in the **Territory**. The costs and expenses of any such patent infringement action (including fees of attorneys and other professionals) shall be borne by VW (including the reasonable out-of-pocket expenses of Ballard and its **Related Parties** but excluding Ballard's independent legal counsel expenses). Ballard shall and shall cause its Representatives to execute all necessary and proper documents and take such actions as shall be appropriate to allow VW to institute and prosecute such infringement actions. Without limiting the generality of the foregoing, Ballard shall and/or shall cause its **Representatives** to join such action if required by law to maintain such action. Any and all **Recoveries** arising as a result of such an infringement action (whether by way of settlement, court order or otherwise) shall be applied as follows and in the following order:

(a) *[commercially sensitive information redacted]*.

(b) *[commercially sensitive information redacted]*.

(2) VW shall have the exclusive right, but not the duty, to institute actions in the **Vehicular Field** for infringement, misappropriation or misuse against Third Parties based on any non-patent **Know-How** in the **Arising IP** in the **Territory**. The costs and expenses of any such action (including fees of attorneys and other professionals) shall be borne by VW (including the reasonable out-of-pocket expenses of Ballard and its **Related Parties** but excluding Ballard's independent legal counsel expenses). Ballard shall and shall cause its **Representatives** to execute all necessary and proper documents and take such actions as shall be appropriate to allow VW to institute and prosecute such infringement actions. Without limiting the generality of the foregoing, the non-instituting **Party** shall and/or shall cause its **Representatives** to join such action if required by law to maintain such action. Any and all **Recoveries** arising as a result of such an infringement action (whether by way of settlement, court order or otherwise) shall be applied as follows and in the following order:

(a) *[commercially sensitive information redacted]*.

(b) *[commercially sensitive information redacted]*.

ARTICLE 9
INDEMNIFICATION PROCEDURE

Section 9.1 Indemnification Procedure

This Article 9 shall be applicable to any **Claim** arising under this **Agreement** made against a **Party** or its **Related Parties** (the "**Indemnified Party**") by a **Third Party** (a "**Third Party Claim**") for which the **Indemnified Party** is entitled to indemnification from a **Party** (the "**Indemnifying Party**") pursuant to this **Agreement**:

(1) The **Indemnified Party** seeking indemnification under an applicable indemnity provision in this **Agreement** for a **Third Party Claim** made, commenced or brought against the **Indemnified Party** by a **Third Party** and from and against any resulting, associated or related **Losses** flowing from any such **Third Party Claim** shall, directly or through the **Party** to which the **Indemnified Party** is related (the "**Related Lead Party**"), **Notify** the **Indemnifying Party** in writing of the **Third Party Claim** within twenty (20) **Business Days** after receipt by the **Indemnified Party** of **Notice** of the **Third Party Claim**. The **Notice** to the **Indemnifying Party** shall describe with reasonable particularity (to the extent that information is available) the factual basis for the **Third Party Claim** and, if known, the estimated amount of the **Third Party Claim** and any indemnified Losses that have been or may be sustained by the **Indemnified Party** in respect thereof. If the **Indemnified Party** does not give **Notice** to the **Indemnifying Party** in the aforesaid time frame, then such failure shall lessen or limit the **Indemnified Party's** rights to indemnity hereunder to the extent that the defence of the **Third Party Claim** was prejudiced by such lack of timely **Notice**. Following notification of the **Indemnifying Party** of the **Third Party Claim** as aforesaid, the **Indemnified Party** shall deliver, directly or through the **Related Lead Party**, reasonably promptly after the **Indemnified Party's** receipt thereof, copies of all **Notices** and documents (including court papers) received by the **Indemnified Party** relating to the **Third Party Claim**.

(2) The **Indemnifying Party** shall have the right, within twenty (20) **Business Days** after being so notified (the "**Assumption Deadline**"), to assume the defense, negotiation and (if possible) settlement of such **Third Party Claim** with counsel reasonably satisfactory to the **Indemnified Party**. In any such proceeding the defense of which the **Indemnifying Party** shall have so assumed, the **Indemnified Party** shall have the right to participate therein and retain its own counsel (without otherwise affecting the rights of the **Parties** under the applicable indemnification provision under this **Agreement**) at its own expense unless:

(a) the **Indemnified Party** and the **Indemnifying Party** shall have mutually agreed to the retention of such counsel;

(b) the **Indemnified Party** shall have reasonably concluded that there may be one or more legal defenses available to it which are different from or additional to those available to the **Indemnifying Party**; or

(c) the named parties to any such proceeding (including the pleaded parties) include both the **Indemnifying Party** and the **Indemnified Party**, and representation of both such parties by the same counsel would be inappropriate in the opinion of the **Indemnified Party's** counsel, acting reasonably, due to actual or potential differing interests between them;

in any such case, one firm of lawyers separate from the **Indemnifying Party's** counsel may be retained to represent the **Indemnified Parties** at the **Indemnifying Party's** expense. Any settlement of such a **Third Party Claim**, the defense of which has been assumed by the **Indemnifying Party**, shall not, unless such settlement does not prejudice the **Indemnified Party** in any way, be entered into by the **Indemnifying Party** without prior written consent of the **Indemnified Party**, which consent shall not be unreasonably withheld.

(3) If:

(a) the **Indemnifying Party** fails to assume control of the defence, negotiation and (if possible) settlement of any **Third Party Claim** by the **Assumption Deadline** pursuant to Section 9.1(2) above; or

(b) the **Indemnifying Party**, having elected to assume control of the defence, negotiation and (if possible) settlement of a **Third Party Claim**, thereafter fails to defend the **Third Party Claim** within a reasonable time;

the **Indemnified Party** shall be entitled to assume such control and shall, subject to Section 9.1(4), have the right to contest, settle or pay the amount claimed, except that the **Indemnified Party** in this circumstance is neither authorized nor approved to incorporate into any such contest, settlement or payment any covenant, warranty, representation or admission on the part of the **Indemnifying Party**. The **Indemnifying Party** shall be liable for and shall indemnify the **Indemnified Party** for all Losses relating to such **Third Party Claim** including all **Losses** incurred in the course of the **Indemnified Party** contesting and/or settling such **Third Party Claim** pursuant to this Section.

(4) Whether or not the **Indemnifying Party** assumes control of the defence, negotiation and (if possible) settlement of any **Third Party Claim**, neither the **Indemnifying Party** nor the **Indemnified Party** shall settle, enter any consent order, or make any other compromise or material admission of liability in respect of any **Third Party Claim** without the written consent of the other such **Person**, as the case may be (which consent shall not be unreasonably withheld, delayed or conditioned) unless the **Person** from whom such consent is required pursuant to this Section 9.1(4) has provided a written waiver of its rights in respect of the **Third Party Claim**.

(5) With respect to all **Third Party Claims**, the **Indemnified Party** shall cooperate in all reasonable respects with the **Indemnifying Party** in connection with any **Third Party Claims** and the defense, negotiation and/or settlement thereof. Such cooperation shall include the retention and (upon the **Indemnifying Party's** request) the provision to the **Indemnifying Party** of records and information reasonably relevant

to the applicable **Third Party Claim**, making applicable **Related Parties** available on a mutually convenient basis to provide additional information, to provide explanation of any material provided under this **Agreement** and/or to provide assistance and testimony where same is of material assistance in evaluating, defending, negotiating and/or settling the **Third Party Claim**. If the **Indemnifying Party** shall have assumed the defense of a **Third Party Claim**, the **Indemnified Party** shall not, without first waiving the indemnity as to such claim, admit any liability with respect to, or settle, compromise, or discharge, the **Third Party Claim**, without the **Indemnifying Party's** prior written consent; provided that admissions of facts which an **Indemnified Party** may reasonably be required to make shall not be deemed to be admissions of liability. The **Indemnifying Party** and the **Indemnified Party** shall keep each other fully advised with respect to the status of the defence, negotiation and/or settlement of the **Third Party Claim** including supplying copies of all relevant documentation reasonably promptly as it becomes available.

(6) The **Parties** shall cooperate with each other with respect to resolving any **Claim** or **Losses** with respect to which one **Party** is obligated to indemnify the other **Party** under this **Agreement**, including by taking reasonable efforts to mitigate or resolve any such **Claim** and/or **Losses**.

(7) Upon payment of the **Third Party Claim**, the **Indemnifying Party** shall be subrogated to all **Claims** the **Indemnified Party** may have relating thereto. The **Indemnified Party** shall give such further assurances and cooperate with the **Indemnifying Party** to permit the **Indemnifying Party** to pursue such subrogated claims as reasonably requested by it.

(8) If the **Indemnifying Party** has paid an amount pursuant to the indemnification obligations herein and the **Indemnified Party** shall subsequently be reimbursed from any **Third Party** source in respect of the **Third Party Claim**, the **Indemnified Party** shall promptly pay the amount of the reimbursement (including interest actually received) to the **Indemnifying Party**, net of taxes required to be paid by the **Indemnified Party** as a result of such payment and plus any taxes saved or recovered by the **Indemnified Party** as a result of such payment.

ARTICLE 10
TERM AND TERMINATION

Section 10.1 Term

This **Agreement** will come into force and effect as of March 1, 2013, and will continue in force and effect until February 28, 2017 (unless extended in accordance with Section 10.2 or by mutual agreement in writing) (the **"Term"**) unless terminated earlier pursuant to this **Agreement**.

Section 10.2 Extension of Initial Term

(1) Subject to Section 10.2(2) and Section 10.2(3), VW may elect to extend the **Term** for up to twelve (12) **Months** by giving **Notice** to Ballard not less than six (6) **Months** before the date on which the **Term** would otherwise expire.

(2) VW may not elect to extend the **Term** pursuant to Section 10.2(1) more than twice.

(3) *[commercially sensitive information redacted]*

Section 10.3 Termination by VW

In addition to all other rights set out in this **Agreement**, VW may terminate this **Agreement** as follows:

(a) at any time on twenty (20) **Business Days'** prior **Notice**, if Ballard is in material breach of any of its material obligations, covenants or responsibilities under this **Agreement** (other than a failure to achieve a **Critical Milestone** where Ballard is in compliance with Section 6.1(1)), provided that the **Agreement** shall not terminate if Ballard either cures any such breach within twenty (20) **Business Days** or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within four (4) **Months** of such **Notice**;

(b) in the circumstances set out in Section 6.1(3) in connection with a failure to achieve a **Critical Milestone;**

(c) at any time on failure by the **Parties** to find an alternative approach to the development of the **Products**, as contemplated in Section 8.1, after a period of at least *[commercially sensitive information redacted]* from the date the **Parties** begin to seek such an alternative approach;

(d) at any time:

(i) on prior **Notice** of at least *[commercially sensitive information redacted]* **Months** or the remainder of the **Term**, whichever is less; or

(ii) on payment of an amount in lieu of such period of **Notice** as set out in (i) above *[commercially sensitive information redacted]*

(A) *[commercially sensitive information redacted]*.

(B) *[commercially sensitive information redacted]*.

(C) *[commercially sensitive information redacted]*.

[commercially sensitive information redacted].

(e) VW may elect to terminate this **Agreement**, by **Notice** to Ballard, if at any time after the effective date of this **Agreement** an **Automotive OEM** acquires or obtains **Control** of Ballard; provided that *[commercially sensitive information redacted]*; and provided further that Ballard will **Notify** VW promptly following any such event or occurrence.

Section 10.4 Termination by VW - Ballard Bankruptcy

In addition to all other rights set out in this **Agreement,** if Ballard:

(a) institutes proceedings to be adjudicated a bankrupt or consents to the filing of a bankruptcy proceeding against it;

(b) files a petition or answers or consents, or takes other proceedings, seeking reorganization, readjustment, arrangement, composition or similar relief under any law available for the protection of bankrupt or insolvent debtors;

(c) consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy;

(d) is voluntarily liquidated or wound up; or

(e) otherwise takes any action that acknowledges its insolvency;

then (i) VW may elect to terminate this **Agreement**; and (ii) title to any **Products** produced by Ballard, but not yet delivered to VW under and in accordance with this **Agreement,** shall immediately vest in VW.

Section 10.5 Termination by Ballard

In addition to all other rights set out in this **Agreement**, Ballard may terminate this **Agreement** as follows:

(a) at any time on at least twenty (20) **Business Days'** prior **Notice**, if VW is in material breach of any of its material obligations, covenants or responsibilities under this **Agreement**, provided that this **Agreement** shall not terminate if VW either cures any such breach within twenty (20) **Business Days** or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within four (4) **Months** of such **Notice**; or

(b) *[commercially sensitive information redacted]*.

Section 10.6 Consequences of Termination

If this **Agreement** is terminated,

(a) Ballard will complete any obligations to supply **Products, Materials** and then-existing **Work Product** to VW which have accrued before the effective date of such termination;

(b) VW will remain liable for the payment of all **Program Costs** in relation to the **Work** performed by Ballard up to the effective date of such termination and for all **Products, Materials** and then-existing **Work Product** supplied in accordance with Section 10.6(a), all of which will be due and payable on the effective date of termination; and

(c) title to any **Products** produced by Ballard, but not yet delivered to VW under and in accordance with this **Agreement**, shall immediately vest in VW.

Section 10.7 Survival - General

(1) Any termination or expiry of this **Agreement** for any reason shall be without prejudice to the rights of either **Party** against the other **Party** accrued or accruing under this **Agreement** prior to its termination or expiry.

(2) Termination of this **Agreement** by either **Party** will not act as a waiver of any breach of this **Agreement** and will not act as a release of either **Party** from any liability for breach of such **Party's** obligations under this **Agreement**. Any termination or expiry of this **Agreement** will not affect the rights and obligations of the **Parties** under any other agreement between the **Parties**.

(3) The following rights and obligations of the **Parties** shall survive the termination or expiry of this **Agreement**:

(a) the various rights and obligations of the **Parties** contained in the following provisions (the "**Key Surviving Provisions**") of this **Agreement**:

(i) the rights and obligations of the **Parties** contained in Article 8 (Intellectual Property) and Schedule "I" (Royalty Terms) provided that:

(A) *[commercially sensitive information redacted]*

(B) *[commercially sensitive information redacted]*

(C) the obligations of Ballard with respect to **Arising IP** during the **Term** in Section 8.4(3) and (4), shall terminate upon any termination or expiry of the **Agreement**;

(ii) any obligations of Ballard and VW in connection with any unexpired or partially performed **Warranty** provided for in Schedule "F" (Products - Incidental Terms and Conditions);

(iii) the mutual indemnities in Section 2.18 (Mutual Indemnity - Product Liability) and Section 2.19 (Mutual Indemnity - Gross Negligence and Willful Misconduct);

(iv) *[commercially sensitive information redacted]*.

(v) the mutual obligations of Ballard and VW in Section 4.10 (Taxes);

(b) any provisions of this **Agreement** reasonably and demonstrably required for the interpretation, construction or enforcement of the **Key Surviving Provisions,** including the provisions of Article 1 (Interpretation), Article 9 (Indemnification Procedures), Article 13 (Dispute Resolution) and Article 14 (Miscellaneous);

(c) the provisions of Article 12 (Confidentiality) shall continue in effect until all **Confidential Information** falls within one or more of the exceptions in Section 12.1(c), (d), (e) or (f);

(d) any provisions of this **Agreement** which, by their explicit and specific terms, must be, or can only be, performed in whole or in part following the termination or expiry of this **Agreement**;

(e) the provisions of this Section 10.7 and Section 10.8 of this **Agreement** which govern the survival of provisions generally following the termination or expiry of this **Agreement**; and

(4) any provisions of this **Agreement** which survive the termination or expiry of this **Agreement**, including the **Key Surviving Provisions**, shall remain in full force and effect between the **Parties** notwithstanding such termination or expiry, shall be performed by the **Parties** in accordance with their terms and shall terminate or expire (i) as may be mutually agreed by the **Parties** in writing, and acting at their sole discretion, and/or (ii) as may be expressly permitted or provided for in accordance with their terms or, in the case of the **IP Licenses**, in Section 10.8 of this **Agreement.**

Section 10.8 Survival of IP Licenses

Any **IP Licenses** shall only terminate as follows:

(a) the **Ballard Licenses** shall terminate on the earliest to occur of any of the following:

(i) twelve (12) **Months** after (A) termination of this **Agreement** by Ballard pursuant to Section 10.5(a); or (B) delivery of a **Notice** by Ballard to VW to terminate the **Ballard Licenses** under Section 8.7(6); or

(ii) upon delivery of a **Notice,** at any time after expiry of the **Term,** by Ballard to terminate the **Ballard Licenses** for a material breach by VW of any of VW's material obligations under the **Ballard Licenses,** provided that the **Ballard Licenses** shall not terminate if VW either cures any such breach within twenty (20) **Business Days** or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within twenty-four (24) **Months** of such **Notice**;

(b) the **VW License** shall terminate on the earliest to occur of any of the following:

(i) twelve (12) **Months** after (A) termination of this **Agreement** by VW pursuant to Section 10.3(a) or Section 10.4; (B) delivery of a **Notice** by VW to Ballard to terminate the **VW License** under Section 8.7(6); or

(ii) upon delivery of a **Notice,** at any time after expiry of the **Term,** by VW to terminate the **VW License** for a material breach by Ballard of any of Ballard's material obligations under the **VW License**, provided that the **VW License** shall not terminate if Ballard either cures any such breach within twenty (20) **Business Days** or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within twenty-four (24) **Months** of such **Notice**.

ARTICLE 11
FORCE MAJEURE

Section 11.1 Consequences of Force Majeure

During the occurrence of an event of **Force Majeure**, the obligations of the **Party** affected by such event of **Force Majeure**, to the extent and for the period that such obligations are not performed as a result of such event of **Force Majeure**, will be suspended, and such **Party** will not be considered to be in breach or default hereunder, for the period of such occurrence. The suspension of performance will be of no greater scope and of no longer duration than is required by the event of **Force Majeure**. No obligation of either **Party** that arose before the event of **Force Majeure** causing the suspension of performance will be excused as a result of the event of **Force Majeure**.

Section 11.2 Notice of Force Majeure and Time Limits Extended

A **Party** whose obligations under this **Agreement** are affected by an event of **Force Majeure** will give the other **Party** prompt **Notice** of the particulars of the event of **Force Majeure** and its expected duration. Subject to Section 11.3, all time limits imposed by this **Agreement** will be extended by a period equivalent to the period of delay resulting from such event of **Force Majeure**.

Section 11.3 Elimination of Force Majeure

A **Party** whose obligations under this **Agreement** are affected by an event of **Force Majeure** will use all commercially reasonable efforts to eliminate the event of **Force Majeure** and to remedy its inability to perform its obligations under this **Agreement**, but nothing herein will require the **Party** to question or test the validity of any law, rule, regulation or order of any government or government body or to perform its obligations if an event of **Force Majeure** renders performance impossible.

Section 11.4 Continuation of Force Majeure

If an event of **Force Majeure** continues for more than twenty (20) **Business Days** and materially adversely affects the ability of a **Party** to perform its obligations hereunder, the **Parties** will use all commercially reasonable efforts to adapt the requirements of this **Agreement** and each other agreement contemplated in this **Agreement** in a manner that achieves to the greatest extent possible the economic, legal and commercial objectives of the **Parties** as evidenced in this **Agreement**, and the other agreements contemplated in this **Agreement**, and, if they do not agree on the manner in which such requirements should be adapted within a further seven (7) **Business Days**, each **Party** may require the matter to be determined in accordance with Article 13.

ARTICLE 12
CONFIDENTIALITY

Section 12.1 Confidentiality Obligations

Each **Party** will, and will cause the members of its **Group** and its and their **Representatives** to, keep all **Confidential Information** of the other **Party** confidential and will not use or disclose such **Confidential Information** to any **Person** except to the extent:

(a) such use or disclosure is expressly permitted or contemplated pursuant to this **Agreement** or any agreement contemplated herein, and in such circumstances under terms of confidentiality, non-use and non-disclosure consistent with and no less stringent than the terms of this Section 12.1;

(b) such use or disclosure is required by applicable law or the rules of any regulatory organization or stock exchange to which the disclosing **Party** is subject, after being so advised by competent legal counsel having considered the facts and any ability to redact or otherwise limit such use or disclosure permitted at law, and in any event if Ballard is to make any securities filing relating to this **Agreement**, Ballard shall avoid disclosing any **Confidential Information** to the maximum extent permitted by law;

(c) such information can be shown, by the written records of the receiving **Party**, to already have been known to it at the time that it was disclosed to or obtained by it and which was not obtained directly or indirectly from the other **Party** or any member of its **Group;**

(d) such information is in the public domain other than as a result of a breach of this **Agreement** or any agreement contemplated in this **Agreement**; provided that particular information will not be considered to be in the public domain merely because such particular information is contained within, or consolidated with, more general information which itself is in the public domain;

(e) such information has been disclosed to the receiving **Party** by a **Third Party** who was under no duty of confidentiality with respect to such **Confidential Information** at the time it was so disclosed to the receiving **Party;**

(f) such information is independently developed by the receiving **Party** or an **Affiliate** thereof without using any **Confidential Information** of the other **Party**;

(g) such use or disclosure is required pursuant to a final order or judgment of a court of competent jurisdiction and in such case the **Parties** will cooperate with one another to obtain an appropriate protective order or other reliable assurance that the confidentiality of such **Confidential Information** will be maintained; or

(h) that the other **Party** has given its prior written consent thereto.

Section 12.2 Confidentiality and Third Parties

(1) Each **Party** will cause any **Third Party** to which it delegates or subcontracts any of its obligations under this **Agreement** (as may be permitted under this **Agreement**) to enter into a written agreement under which it agrees to be bound by the terms of Section 12.1 (or terms that are substantially the same as those in Section 12.1).

(2) Neither **Party** will disclose any **Confidential Information** to any employee or performance assistant (within the meaning of S. 278 of the German Civil Code) of it or any member of its **Group** unless such employee or performance assistant has entered into a written agreement under which he or she agrees to be bound by the terms of Section 12.1 or has entered into an employment agreement requiring him or her to observe substantially similar confidentiality obligations.

(3) A **Party** will, as soon as reasonably practicable following a request therefor, provide to the other **Party** a Certification of or Declaration of that **Party**, signed by a senior officer of that **Party**, confirming that such **Party** has complied with this Section 12.2 and has obtained all appropriate contractual confirmations and agreements required under this Section 12.2.

Section 12.3 Publicity

Each **Party** will not, and will ensure that the members of its **Group**, and its and their **Representatives** do not, release any publicity or advertising initially disclosing this **Agreement**, the agreements and instruments entered into pursuant to this **Agreement** or the

transactions contemplated hereunder and thereunder to any **Third Party**, including any news media organization, without the prior consent of the other **Party**, except to the extent provided for under Section 12.1. Following the initial public disclosure of or relating to this **Agreement**, the **Parties** shall be entitled to publicly refer to the existence of this **Agreement** and shall each use commercially reasonable efforts to consult with the other **Party** and co-ordinate their approach to the on-going and periodic use of publicity and advertising material relating to the matters contemplated in this **Agreement**.

Section 12.4 Treatment of Confidential Information

Each **Party** acknowledges that the **Confidential Information** of the other **Party** consists in part of information vital to the business and commercial prospects of that other **Party** and that such information is the special, valuable and unique property of that other **Party** and would not normally be disclosed to it. Accordingly, each **Party** agrees to use all commercially reasonable efforts to protect such **Confidential Information** and keep it confidential using a standard of care no less than the degree of care that such **Party** would be reasonably expected to employ for its own similar **Confidential Information**, but in any event no less than reasonable care. Ballard will (a) physically and electronically secure the work space, computer equipment, physical and electronic records, and laboratory facilities of each **Ballard Group** member; and (b) enter into agreements with **Subcontractors** which require each **Subcontractor** to perform equivalent obligations.

Section 12.5 Equitable Remedies

In the event of a violation, contravention, breach or threatened breach of this Article 12 by a **Party**, the other **Party** will be entitled to both temporary and permanent injunctive relief. The right of a **Party** to injunctive relief will be in addition to any and all other remedies available to it and will not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

Section 12.6 No Waiver by Virtue of Non-Exercise of Rights

No failure or delay by a **Party** or any representatives of a **Party** in exercising any right, power or privilege under this Article 12 will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No provision of this Article 12 may be waived or amended nor any consent given except in writing signed by a duly authorized officer of each **Party** so waiving or consenting.

Section 12.7 Prior Confidentiality Agreement

The provisions contained in this Article 12 will take effect on the date of this **Agreement**, at which time they will supersede the terms and conditions contained in the confidentiality agreement between the **Parties** dated *[commercially sensitive information redacted]*, and the terms and conditions contained in the confidentiality agreement between the **Parties** dated *[commercially sensitive information redacted]* will be of no force or effect in respect of information provided on or after the date of this **Agreement**. The **Parties**

acknowledge and agree that all **Confidential Information** provided by either **Party** to the other prior to the effective date of this **Agreement** shall be governed by, and shall be held subject to the provisions of, this **Agreement**, including the confidentiality provisions of this Article 12.

ARTICLE 13
DISPUTE RESOLUTION

Section 13.1 Settling Disputes

If at any time a dispute, claim, question or difference arises out of or in connection with this **Agreement**, or in respect of any legal relationship associated with or derived from this **Agreement** (a **"Dispute"**), a **Party** that wishes that the issue be considered further will give **Notice** to the other **Party** requiring that such issue or dispute be decided pursuant to this Article 13.

Section 13.2 Referral to Senior Officers

If **Notice** is given pursuant to Section 13.1, a **Party** may ask a designated senior officer of each of the **Parties** forthwith to initiate discussions with one another with a view to settling the **Dispute**. For this purpose, the designated senior officer of VW shall be Head of Group Research and the designated senior officer of Ballard shall be its President and CEO, unless otherwise **Notified** from time to time.

Section 13.3 Decision Binding

A decision reached by such senior officers and communicated by them in writing to the **Parties** will be binding on the **Parties** and will be implemented.

Section 13.4 Submission to Arbitration

If no decision with respect to an issue or dispute of which **Notice** is given pursuant to Section 13.1 is so communicated by such senior officers within twenty (20) **Business Days** thereafter, any **Party** may at any time after such **Notice** under Section 13.1 is given, by further **Notice** given to the other **Party**, submit the issue or dispute for final resolution by a court of arbitration consisting of a single arbitrator, if the **Parties** so agree, or otherwise to a panel of three arbitrators, appointed and acting under the International Arbitration Rules of the Zurich Chamber of Commerce, Zurich, Switzerland and no **Party** will pursue any remedy or action in any other court or jurisdiction except as expressly provided in this Article 13.

Section 13.5 Acceptance and Implementation

Each **Party** will accept as final and binding, and proceed in good faith diligently to implement, the award or decision of the arbitrator(s) on an arbitration pursuant to Section 13.4. Each **Party** irrevocably and unconditionally (i) consents to the jurisdiction of any such arbitration proceeding and waives any objection that it may have to personal jurisdiction or the laying of venue of any such proceeding; and (ii) knowingly and voluntarily waives its

rights to have disputes tried and adjudicated by a judge and jury except as otherwise expressly provided herein. The **Parties** hereby expressly exclude all remedies and setting aside of proceedings and waive fully any action for annulment by virtue of the laws of British Columbia and/or the applicable provisions of the Swiss Private International Law Statute.

Section 13.6 Conduct of Arbitration

All arbitration proceedings will be conducted in Zurich, Switzerland in the English language. The arbitrators shall resolve any discovery disputes. Nothing herein shall prevent the **Parties** from settling any dispute by mutual agreement at any time.

Except as otherwise required by law, the **Parties** and the arbitrator(s) shall maintain as confidential all information or documents obtained during the arbitration process, including the resolution of the dispute.

Section 13.7 Arbitration Award

Any arbitration award will be in writing, in the English language, and will contain the reasons for the award as well as a decision regarding payment of costs by the **Parties**. The court of arbitration will not have the power to grant provisional and conservatory measures including injunctions, restraining orders and specific performance, and each **Party** reserves its right to apply for such remedies to any ordinary court of competent jurisdiction, in which case such **Party** may apply directly to such court without complying with Section 13.1 or Section 13.2.

In the event of any dispute resulting in arbitration pursuant to Article 13, the non prevailing **Party** shall reimburse the prevailing **Party** for all reasonable legal costs resulting therefrom.

ARTICLE 14
MISCELLANEOUS

Section 14.1 ***[commercially sensitive information redacted]***

(1) *[commercially sensitive information redacted]*

(2) *[commercially sensitive information redacted]*.

(a) *[commercially sensitive information redacted]*.

(b) *[commercially sensitive information redacted]*.

(c) *[commercially sensitive information redacted]*.

(d) *[commercially sensitive information redacted]*.

Section 14.2 Notices

Any notice required to be given regarding the matters contemplated by this **Agreement** (a "**Notice**") must be in writing, sent by e-mail, mail, personal delivery, courier or facsimile and addressed as follows:

(a) to VW at:

[commercially sensitive information redacted]

(b) to Ballard at:

[commercially sensitive information redacted]

A **Notice** is deemed to be given and received (i) if sent by mail, on the third **Business Day** following the date of mailing, if the date of mailing is a **Business Day** and the mailing was effected before 4:00 p.m. (local time in the place of mailing), (ii) if sent by e-mail, personal delivery or courier, on the date of delivery if it is a **Business Day** and the delivery was made before 4:00 p.m. (local time in the place of receipt) and otherwise on the next **Business Day**, or (iii) if sent by facsimile, on the **Business Day** following the date of confirmation of transmission by the originating facsimile. A **Party** may change its address for service from time to time by providing a **Notice** in accordance with the foregoing. Any subsequent **Notice** must be sent to the **Party** at its changed address. Any element of a **Party's** address that is not specifically changed in a **Notice** will be assumed not to be changed. Sending a copy of a **Notice** to a **Party's** legal counsel as contemplated above is for information purposes only and does not constitute delivery of the **Notice** to that **Party**. The failure to send a copy of a **Notice** to legal counsel does not invalidate delivery of that **Notice** to a **Party**. The **Party** sending any **Notice** has the burden of proving delivery and receipt of any such **Notice**.

Section 14.3 Further Assurances

The **Parties** further covenant and agree that they will execute such further agreements, assurances, papers and documents and perform or cause to be done and performed such further and other acts and things that may be necessary or desirable from time to time in order to give full effect to this **Agreement** and every part hereof.

Section 14.4 Expenses

Except as otherwise contemplated in this **Agreement**, each **Party** will bear its own costs and expenses (including legal and accounting fees and travel expenses) incurred in connection with the preparation, execution, delivery and performance of this **Agreement**.

Section 14.5 Time of the Essence

Time is of the essence in this **Agreement**.

Section 14.6 No Partnership

Nothing contained in this **Agreement** will be deemed in any way or for any purpose to constitute any **Party** a partner or, except as expressly provided herein, the agent or legal representative of any other **Party** in the conduct of any business or otherwise, or a member of a partnership, joint venture or joint enterprise with any other, or to create any fiduciary relationship among them.

Section 14.7 Third Party Beneficiaries

The **Parties** intend that this **Agreement** will not benefit or create any right or cause of action in favour of, any **Person**, other than the **Parties**. No **Person**, other than the **Parties** to this **Agreement**, is entitled to rely on the provisions of this **Agreement** in any action, suit, proceeding, hearing or other forum.

Section 14.8 Amendments

This **Agreement** may only be amended, supplemented or otherwise modified by written agreement signed by both **Parties**.

Section 14.9 Waiver

No waiver of any of the provisions of this **Agreement** will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the **Party** to be bound by the waiver. A **Party's** failure or delay in exercising any right under this **Agreement** will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a **Party** from any other or further exercise of that right or the exercise of any other right it may have.

Section 14.10 Entire Agreement

This **Agreement** constitutes the entire agreement between the **Parties** with respect to the transactions contemplated by this **Agreement** and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the **Parties** with respect to such transactions including the provisions of *[commercially sensitive information redacted]*. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, including implied warranties or conditions of merchantability or fitness for a particular purpose, between the **Parties** in connection with the subject matter of this **Agreement**, except as specifically set forth in this **Agreement**. The **Parties** have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this **Agreement**.

Section 14.11 Successors and Assigns

(1) This **Agreement** becomes effective when executed by all of the **Parties**. After that time, it will be binding upon and enure to the benefit of the **Parties** and their respective successors, legal representatives and permitted assigns.

(2) Subject to Section 14.11(3), neither this **Agreement** nor any of the rights or obligations under this **Agreement**, including any right to payment, may be assigned or transferred, in whole or in part, by any **Party** without the prior written consent of the other **Party**, which consent will not be unreasonably withheld. Any purported assignment or transfer without such written consent will be null and void and of no effect.

(3) Nothing in this Section prevents or impairs VW's ability to deal with the **Arising IP** as VW chooses, including by way of assignment or transfer in whole or in part to any other **Person**.

Section 14.12 IP Licenses and Bankruptcy of a Licensor

It is the intent of the **Parties** that, to the maximum extent permitted by law, the **IP Licenses** and the rights under the **IP Licenses** granted under or pursuant to this **Agreement** are, and shall otherwise be deemed to be, granted sufficiently so that they survive and remain in full force and effect, and enforceable in accordance with their terms for the benefit of the **Party** receiving rights under the applicable **IP Licenses** upon and following any event or circumstance in which the applicable **Party** granting an **IP License** or obligated to so grant an **IP License** is wound up, ceases to continue operating as a going concern, or becomes insolvent, bankrupt, dissolved or subject to the control or direction of a receiver, liquidator, creditor or the like (each a **"Bankruptcy Event"**). The **Parties** agree that the licensed **Party**, as a licensee of such rights under this **Agreement**, shall retain and may fully exercise all of its rights received under an applicable **IP License** notwithstanding any **Bankruptcy Event** of the other **Party**.

Section 14.13 Severability

If any provision of this **Agreement** is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this **Agreement** and the remaining provisions will remain in full force and effect.

Section 14.14 Governing Law

This **Agreement** is governed by, and will be interpreted and construed in accordance with, the laws of the Province of British Columbia, and the laws of Canada applicable therein, including with respect to any issue as to choice of law or attornment to any jurisdiction. It is the intent of the **Parties** that the laws of British Columbia apply in all circumstances notwithstanding any applicable legislation, rule, interpretation, custom or practice of or in British Columbia relating to the choice or conflicts of laws, or to the attornment by any **Party** to any particular jurisdiction, that would oust, preclude, or otherwise limit the right of the **Parties** to interpret this **Agreement** under, the laws of British Columbia.

Section 14.15 Counterparts

This **Agreement** may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this **Agreement**.

Section 14.16 Remedies Cumulative

Unless otherwise expressly stated in this **Agreement**, the remedies provided in this **Agreement** are neither exclusive nor mutually exclusive, and subject to the limitation of liability provisions in this **Agreement**, the **Parties** shall be entitled to any and all such remedies, and any and all other remedies that may be available to the **Parties** at law or in equity, by statute or otherwise, individually or in any combination thereof.

[Remainder of page intentionally left blank. Signature page(s) follow.]

The **Parties** have duly executed this **Agreement.**

VOLKSWAGEN AG

By: ______________________________

Name:
Title:
Execution Date: March 6, 2013

By: ______________________________

Name:
Title:
Execution Date: March 6, 2013

BALLARD POWER SYSTEMS INC.

By: ______________________________

John Sheridan
President and CEO
Execution Date: March 6, 2013